07024014

NEWALTA
Better ways to manage waste

SEC MAIL PROCESSING
RECEIVED
MAY 24 2007
WASH. D.C. 186 SECTION

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

SUPPL

May 14, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Report on Voting Results;

2. Press Release dated May 9, 2007;

3. Interim Report for the three months ended March 31, 2007 including interim financial statements and Management's Discussion and Analysis;

4. Form 52-109 FT2 - Certification of Interim Filings – CEO; and

5. Form 52-109 FT2 - Certification of Interim Filings – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Vivian Zipchian

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

DW 6/5

TBW/VZ
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

8/05/SEC Letter - Week of May 7, 2007

NEWALTA INCOME FUND

Annual and Special Meeting of the Unitholders

May 9, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

General Business		Outcome of Vote
1.	The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Income Fund to hold office until the next annual meeting.	Carried
2.	The election of the following nominees as trustees of Newalta Income Fund for the ensuing year or until their successors are elected or appointed: Alan P. Cadotte Robert M. MacDonald R. Vance Milligan, Q.C. Felix Pardo R.H. (Dick) Pinder Gordon E. Pridham Clayton H. Riddell Ronald L. Sifton Barry D. Stewart	Carried
3.	The approval of amendments to the Trust Unit Rights Incentive Plans.	Carried

NEWALTA

NEWS RELEASE

FOR IMMEDIATE RELEASE
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES FIRST QUARTER RESULTS

CALGARY, Alberta, Canada, May 9, 2007 – **Newalta Income Fund** ("Newalta" or the "Fund") today announced financial results for the three months ended March 31, 2007.

"Our operations continued to perform well in the first quarter in spite of weak demand for services in the drilling market, which primarily impacted the Drill Site business unit in our Western division," said Al Cadotte, President and Chief Executive Officer of Newalta. "Performance in our Western division, while down compared to the first quarter of 2006 due to reduced drilling activity levels, was stronger compared to the fourth quarter of 2006 and in line with our expectations.

"We continue to make excellent progress in our expansion into eastern Canada. The integration of our Ontario operations is now complete with capital investments made and a strong organization in place to drive growth. In Québec and Atlantic Canada, we are integrating the people and facilities acquired in 2006 as well as completing additional complementary acquisitions. We will focus on continuing to grow current operations by expanding our geographic coverage and adding new services.

"Our outlook for 2007 remains positive, as we expect profitability improvements in our Western division to come from the strengthening of demand in drill site services, the realization of cost savings from combining the Industrial and Oilfield business units, as well as improved utilization of equipment in our Drill Site business unit. In our Eastern division, improvements for the remainder of the year will come from continued growth in Ontario and from the acquisitions and growth capital investments in Québec and Atlantic Canada. We continue to be well-positioned with excellent assets, a highly experienced management team and strong balance sheet to continue to deliver strong profitable growth as we have done for the past 14 years."

FINANCIAL RESULTS AND HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2007:

- For the first three months, revenue improved 15% to $117.8 million compared to 2006. As a result of the negative impact of lower drilling activity in the Drill Site business unit, net earnings of $13.0 million and EBITDA[(1)] of $25.3 million decreased 25% and 22%, respectively, compared to 2006.
- Funds from operations[(1)] decreased 23% to $22.5 million in the first quarter compared to the same period last year and, on a per unit basis, decreased 39% to $0.57 per unit compared to $0.93 per unit in 2006.
- Cash available for growth and distributions[(1)] in the first quarter declined 20% to $21.6 million compared to $27.2 million for the same period in 2006. Compared to the fourth quarter of 2006, cash available for growth and distributions increased 3%.
- Cash distributed[(1)] to unitholders increased 65% to $18.7 million in the quarter. The increase in cash distributed was a result of the increase in monthly distributions ($0.185 per unit per month in 2007 compared to $0.165 per unit per month in the first quarter of 2006) and the increase in units issued since March of 2006.
- Cash distributed to unitholders was 83% of the funds from operations and 87% of the cash available for growth and distributions in the quarter.

- Maintenance capital expenditures in the quarter were $0.7 million compared to $1.8 million in 2006 and are estimated to remain on budget at $28.0 million for the year. Growth capital expenditures in the quarter were $14.1 million compared to $12.0 million in 2006. Management continues to aggressively execute its growth strategy while remaining prudent in committing growth capital to the Drill Site business unit. The previously announced growth capital budget of $120.0 million for 2007 remains reasonable based on the current outlook. On a trailing twelve month basis, Newalta's return on capital is 19.5% compared to 27.2% for the comparable period in 2006 and 22.3% for the year ended December 31, 2006. Solid returns on recent acquisitions and growth capital investments continued despite a weakening in demand for commodity-based services and lower drilling activity.

- Selling, general and administrative ("SG&A") costs in the first quarter were 10.8% of revenue at $12.5 million, compared to 9.4% last year, and are expected to remain consistent with management's objective of maintaining these costs at 10%, or less, of revenue annually. The increase in SG&A costs was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year.

- In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec and Atlantic Canada. The Western business units all share a common customer base and Drill site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives made last year in these business units increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations.

- Western delivered weaker results compared to Q1 2006 consistent with management's expectations, as continued decreased drilling activity in western Canada reduced demand for Newalta's drill site related services. In the first quarter, revenue grew from $86.4 million in the first three months of 2006 to $88.7 million for the same period in 2007. Net margin[(1)] decreased 19% to $26.4 million from $32.5 million in the first quarter of 2006 almost entirely due to lower demand for services related to the Drill Site business unit and the impact of its larger fleet size combined with lower utilization rates. First quarter results for Western were stronger than fourth quarter 2006 results as net margin was up approximately 3%. Western's performance will be impacted by road bans in the second quarter but the outlook for the remainder of the year is strong.

- Eastern's first quarter revenue and net margin increased 82% to $28.6 million and 53% to $2.8 million, respectively, compared with the same period last year. The strong quarterly performance for the division was attributable to the acquisitions in Québec and Atlantic Canada that were completed in the second half of 2006. Performance in Ontario was consistent with the first quarter of last year. Eastern's performance in the second quarter is expected to be strong and the outlook for the remainder of the year is very positive.

- Newalta completed an equity financing on January 26, 2007 through the issuance of 3.0 million trust units at $26.10 per unit for total gross proceeds of $78.3 million ($74.3 million net).

- In the first quarter of 2007, Newalta successfully completed the first stage of implementation of a new electronic information system in the Western division. This has been a two year project, to which many talented individuals at Newalta have contributed their time and efforts over and above their every day responsibilities. The implementation is proceeding on schedule. The next phase of this project will be to implement this information system into our Eastern division this summer.

- Newalta executed three acquisitions subsequent to the quarter:

    - Western acquired the operating assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for approximately $6.2 million in cash effective April 1, 2007. Panaco and its 15 people are based in Rocky Mountain House, Alberta, and deliver onsite fluid filtration services to oilfield refineries, gas plants and oil and gas exploration drilling locations. This business will complement current onsite service offerings and expand our market coverage.

- Eastern acquired the operating assets of three private entities based in and around Pintendre (south shore of Québec city), Ville d'Amqui and Rimouski, Québec for a collective purchase price of $8.2 million in cash effective May 1, 2007. This acquisition adds four centrifuges to the Québec and Atlantic Canada business unit servicing the Québec refinery and petrochemical market, a fleet of vacuum trucks and pressure washers and the operations of a household waste, small industrial waste generator and soil treatment business. Collectively, these operations add a total of 36 people.
- Effective May 1, 2007, Eastern acquired 100% of the operating assets of EcoloSite Inc., based in London, Ontario, for a total purchase price of $2.8 million comprised of $2.1 million in cash and the assumption of $0.7 million in debt. EcoloSite operates from one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 1.27:1, working capital of 2.24:1 and unused capacity on the credit facilities, net of outstanding letters of credit, of $93.9 million ($76.9 million including the acquisitions subsequent to quarter end), providing Newalta with the financial resources for continued profitable growth.
- Newalta is continuing to aggressively pursue accretive strategic acquisitions in Ontario, Québec and Atlantic Canada to establish a greater presence in these markets. With experienced management in place, Newalta is evaluating acquisition opportunities and has targeted the most attractive businesses consistent with this strategy.
- In December 2006, the Minister of Finance (Canada) released draft legislation which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and would result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, it is not presently anticipated that the Fund would be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management has withdrawn its advance tax ruling request in respect of the previously announced internal reorganization. The investment in growth capital in 2006 has eliminated all estimated cash taxes payable for 2007 and substantially all in 2008. Management continues to review new information as it becomes available and at this time anticipates that it will not consider further reorganization efforts until 2008 at the earliest. As such, the Board of Trustees' current strategy is to maintain distributions at current levels, with any excess cash to be directed to growth capital investments.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q1 2007	Q4 2006	% Increase (Decrease)	Q1 2007	Q1 2006[(2)]	% Increase (Decrease)
Revenue	**117,837**	122,498	(4)	**117,837**	102,162	15
Operating income	**13,665**	16,209	(16)	**13,665**	21,445	(36)
Net earnings	**12,966**	15,356	(16)	**12,966**	17,388	(25)
per unit ($), basic	**0.33**	0.42	(21)	**0.33**	0.56	(41)
per unit ($), diluted	**0.33**	0.41	(20)	**0.33**	0.54	(39)
per unit ($) – continuing operations	**0.33**	0.42	(21)	**0.33**	0.55	(40)
per unit ($) – discontinued operations	**-**	0.00	-	**-**	0.01	(100)
EBITDA[1]	**25,280**	28,438	(11)	**25,280**	32,212	(22)
Trailing 12 month EBITDA	**115,832**	121,222	(4)	**115,832**	95,029	22
Funds from operations[1]	**22,499**	26,457	(15)	**22,499**	29,189	(23)
per unit ($)	**0.57**	0.72	(21)	**0.57**	0.93	(39)
per unit ($) – continuing operations	**0.57**	0.72	(21)	**0.57**	0.92	(38)
per unit ($) – discontinued operations	**-**	(0.00)	-	**-**	0.01	(100)
Maintenance capital expenditures	**731**	4,936	(85)	**731**	1,844	(60)
Cash available for growth and distributions[1]	**21,631**	20,924	3	**21,631**	27,205	(20)
per unit ($)	**0.55**	0.57	(4)	**0.55**	0.87	(37)
per unit ($) – continuing operations	**0.55**	0.57	(4)	**0.55**	0.86	(36)
Distributions declared	**22,249**	20,460	9	**22,249**	15,576	43

per unit – ($)	**0.56**	0.56	-	**0.56**	0.50	12
Cash distributed[1]	**18,724**	18,546	1	**18,724**	11,343	65
Growth and acquisition capital expenditures	**14,130**	83,929	(83)	**14,130**	132,400	(89)
Weighted average units outstanding (000s)	**39,209**	36,860	6	**39,209**	31,291	25
Total units outstanding (000s)	**40,261**	36,942	9	**40,261**	36,184	11
Trading price – high	**28.25**	35.00	(19)	**28.25**	30.05	(6)
Trading price – low	**24.19**	22.71	7	**24.19**	26.25	(8)
Average daily trading volume	**130,232**	126,825	3	**130,232**	102,439	27

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

[2] Revenue and operating income for 2006 have been restated to reflect the reclassification of discontinued operations which were sold in the second quarter of 2006.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Wednesday, May 9, 2007 at 3:30 p.m. (EST) to discuss the Fund's performance for the three months ended March 31, 2007. To participate in the teleconference, please call 1-866-905-2211or 416-695-6130. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Wednesday, May 16, 2007, by dialing 1-888-509-0081 or 416-695-5275 and using the pass code 643837.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies focusing on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 806-7020

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and other comprehensive income and retained earnings and is calculated as follows:

	Three months ended March 31,	
($000s)	**2007**	2006
Net earnings[1]	**12,966**	17,388
Add back (deduct):		
Current income taxes	**202**	366
Future income taxes[1]	**497**	4,008
Interest expense	**2,306**	2,858
Interest revenue	**(524)**	-
Amortization and accretion[1]	**9,833**	7,592
EBITDA	**25,280**	32,212

[1]Includes related amounts from discontinued operations. See note 4 to the consolidated interim financial statements for the three months ended March 31, 2007.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is calculated from the consolidated statements of cash flows and is calculated as follows:

	Three months ended March 31,	
($000s)	2007	2006
Cash from (used in) operating activities	(5,271)	28,588
Add back (deduct):		
Increase in working capital	27,572	399
Asset retirement costs incurred	198	202
Funds from operations	22,499	29,189

"Cash available for growth and distributions" is used by management to supplement funds from operations as a measure of cash flow and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year. The reconciliation of cash available for growth and distributions is included in the Liquidity and Capital Resources section of the Management's Discussion and Analysis.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is defined as distributions declared during the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Distribution Reinvestment Plan of the Fund (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, funds from operations, cash available for growth and distributions, cash distributed, net margin and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three months ended March 31, 2007, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2006, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three months ended March 31, 2006.

Information for the three months ended March 31, 2007, along with comparative information for 2006, is provided.

This Management's Discussion and Analysis is dated May 7, 2007 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec and Atlantic Canada. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in the last year increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations.

Reduced drilling activity in western Canada has impacted the performance of Newalta's Drill Site business unit significantly while the other operations continue to deliver strong results. The impact of the weak drilling market on the Oilfield business unit has been very modest and both the Industrial business unit and the Eastern division are performing consistent with management's expectations. Newalta has recently placed 13 Drill Site units in the mid-western United States and Texas markets and management will continue to exploit opportunities to improve the utilization of assets by moving additional units into these areas. The Oilfield business unit continues to deliver strong performance from the processing of wastes generated by ongoing crude oil production and the Fund's growth capital projects are proceeding as planned. The reorganization of the Industrial business unit into the Western division is progressing. Service improvements and cost savings will be realized in the months ahead. The Ontario business unit in the Eastern division is continuing to meet management's expectations and its focus is now on increasing volumes and improving pricing structures at existing facilities coupled with acquisitions to complement the existing network of facilities. The integration of the Québec and Atlantic Canada operations is moving forward as planned. Several talented managers have been added and the team is substantially complete. Results in this business unit are also consistent with the investments made in the second half of 2006.

In December 2006, the Minister of Finance (Canada) released draft legislation which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and would result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, it is not presently anticipated that the Fund would be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management has withdrawn its advance tax ruling request in respect of the previously announced internal reorganization. The investment in growth capital in 2006 has eliminated all estimated cash taxes payable for 2007 and substantially all in 2008. Management continues to review new information as it becomes available and at this time anticipates that it will not consider further reorganization efforts until 2008 at the earliest. As such, the Board of Trustees' current strategy is to maintain distributions at current levels, with any excess cash to be directed to growth capital investments.

Summary of accomplishments completed during the first quarter, including post-quarter acquisitions include:

- Newalta completed an equity financing for $78.3 million through the issuance of 3.0 million trust units.
- Western acquired the operating assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for approximately $6.2 million in cash effective April 1, 2007. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants, as well as oil and gas exploration drilling locations. Panaco provides service to western Canada and the United States. This business and its people will complement our current onsite service offering and expand its market coverage.
- Newalta is pursuing additional strategic acquisitions in eastern Canada to expand its presence in these markets. With experienced management in place, Newalta has completed the following two acquisitions:
    - Eastern acquired the operating assets of 3 private entities based out of Québec for a collective purchase price of $8.2 million in cash effective May 1, 2007. This acquisition adds four centrifuges to the Québec and Atlantic Canada business unit, servicing the Québec refinery and petrochemical market. One of the entities operates a fleet of eight vac trucks and pressure washers and another operates a household waste, small industrial waste generator and soil treatment business. Collectively, these operations added a total 36 people.

- Effective May 1, 2007, Eastern acquired the operating assets of EcoloSite Inc., based in London, Ontario, for a total purchase price of $2.8 million, comprised of $2.1 million in cash and the assumption of $0.7 million in debt. EcoloSite operates from two facilities with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

A total of $286.3 million was invested in growth projects and acquisitions in 2006. In 2007, the Fund has budgeted total growth capital investments of approximately $120.0 million. This represents a total investment of more than $400.0 million over the two-year period. The return on capital on a trailing twelve-month basis is 19.5% compared to 27.2% for the comparable period in 2006, and 22.3% for the year ended December 31, 2006.

Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 1.27:1, working capital of 2.24:1 and unused capacity on the credit facilities, net of outstanding letters of credit, of $93.9 million ($76.9 million including the acquisitions subsequent to quarter end), providing Newalta with the financial resources for continued profitable growth.

RESULTS OF OPERATIONS

First quarter revenue increased $15.7 million, or 15%, to $117.8 million compared to $102.2 million in 2006. The majority of the year-to-date revenue growth relates to acquisitions completed in Québec and Atlantic Canada in the second half of 2006. EBITDA on a trailing twelve month basis increased 22% to $115.8 million in the quarter. Operating expenses, as a percentage of revenue, increased to 67% in the three months ended March 31, 2007, compared to 59% in 2006, which is attributable to the change in business mix from recent acquisitions as well as lower utilization of Drill Site related service equipment. Consistent with the increase in operating costs, funds from operations decreased 23% to $22.5 million during the three months ended March 31, 2007.

Cash available for growth and distributions decreased 20% to $21.6 million, or $0.55 per unit, compared to $27.2 million, or $0.87 per unit, in 2006. The decrease in cash available for growth and distributions was a direct result of the weaker Drill Site performance in the first quarter relative to the record high demand in the first quarter of 2006. Cash available for growth and distributions was up 3% compared to the fourth quarter of 2006. Maintenance capital expenditures are not incurred evenly throughout the year and are dependent on factors which include seasonality and activity levels. Maintenance capital expenditures in the first quarter were $0.7 million compared to $1.8 million last year and are forecast to remain on target at $28.0 million for 2007. For the first three months of 2007, cash distributions increased 65% to $18.7 million, or $0.48 per unit, compared to $11.3 million, or $0.36 per unit, in 2006. Cash distributed as a percentage of cash available for growth and distributions for the first quarter was 87% compared with 42% in the same period of 2006. This increase was attributable to the rise in monthly distributions to $0.185 per unit per month starting in May 2006 compared to $0.165 per unit per month in the first quarter of 2006 and the higher number of units outstanding through equity issued over the past twelve months.

WESTERN

Western operates 50 facilities with over 900 people in British Columbia, Alberta and Saskatchewan and comprises three business units: Oilfield, Drill Site and Industrial. The division is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services to customers. Western accounted for 65% of Newalta's total assets, generated 75% of Newalta's revenue and 90% of Newalta's combined net margin in the first quarter of 2007 compared with 70%, 85% and 95% respectively for the same period in 2006.

Below is a chart of key services provided by each business unit within Western:

Oilfield	Drill Site	Industrial
Waste processing at 31 facilities	Operates 2 facilities	Waste processing at 17 facilities
Crude oil recovery	Pre-drilling assessments	Mobile onsite services
Water recycling	Drilling waste management	Product recovery from wastes
Custom treating	Solids control unit rentals	Sale of recovered products as:
Clean oil terminalling	Cuttings management unit rentals	-base oils
Water disposal	Drilling fluid sales and service	- refinery feedstock
Landfills	Post-drilling remediation	- industrial fuels
Onsite services	Well abandonment	- carrier fluids (e.g. drilling oil)

Western's performance is affected by the state of the economy in western Canada, the amount of waste generated by crude oil producers, drilling activity as well as the strength of the oil and gas, mining, forestry and transportation industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. The Oilfield business unit contributes approximately 50% of Western's total revenue with Drill Site and Industrial each contributing approximately 25%.

Western's overall performance was down significantly compared to the first quarter of last year and improved compared to the fourth quarter of 2006. Drilling activity declined in the last quarter of 2006 and remained weak in the first quarter of 2007. Compared to the fourth quarter of 2006, Western's net margin improved $0.9 million as the modest recovery in the Oilfield and Drill Site business units offset the seasonal decline in the Industrial business unit. The following table compares the Q1 2007 results to Q1 2006 and Q4 2006:

($000s)	Q1 2007	Q4 2006	% Change	Q1 2007	Q1 2006	% Change
Revenue – external	**88,705**	90,686	(2)	**88,705**	86,420	3
Revenue – internal	**-**	-	-	**-**	-	-
Operating costs	**57,187**	59,457	(4)	**57,187**	48,908	17
Amortization and accretion	**5,133**	5,703	(10)	**5,133**	5,020	2
Net margin	**26,385**	25,526	3	**26,385**	32,492	(19)
Net margin as % of revenue	**30%**	28%	7	**30%**	38%	(21)
Maintenance capital	**491**	3,501	(86)	**491**	1,447	(66)
Growth capital	**5,670**	24,969	(77)	**5,670**	8,238	(31)

The performance of the Industrial business unit in the first quarter of 2007 decreased compared to the same period last year. Compared to the fourth quarter of 2006, activity levels and performance were also down consistent with the normal seasonality of the business where the first quarter is typically the weakest quarter.

The Oilfield business unit results declined year-over-year but increased compared to the fourth quarter of 2006. Waste and disposal revenue comprises the majority of the Oilfield business unit's revenue and approximately 10% relates to the sale of recovered crude oil from waste processing. Revenue from waste processing and disposal in the first quarter of 2007 was consistent with the first quarter of 2006 and ahead of the fourth quarter of 2006. Crude oil volumes recovered were down and prices were up resulting in relatively flat revenue performance compared to the first quarter of 2006. The volume of crude oil recovered for Newalta's account was 85,717 barrels compared to 102,672 barrels in 2006, a decline of 17%. Approximately 18,000 barrels recovered were sold under a storage agreement with a customer resulting in the deferral of $1.0 million of net margin to the third quarter of 2007. Crude oil was sold to Newalta's account at an average price of Cdn $57.96, an 8% increase over the average price in the first quarter of 2006 of Cdn $53.69.

The performance of the Drill Site business unit was down substantially compared to the first quarter of 2006, but improvements were realized compared to the fourth quarter of 2006. In the first quarter of 2006, the Drill Site business unit had 108 centrifuges and cuttings management systems operating at utilization rates of 80%. In the fourth quarter of 2005 and the first half of 2006, investments were made to expand the fleet which grew to 136 units by the first quarter of 2007. Demand declined significantly in the fourth quarter of 2006 and continued to be very soft into the first quarter of 2007 where only 42 units were in operation for a combined utilization rate of only 31%. In summary, the number of units operating declined by 52% and the utilization of available units dropped from 80% to 31%. This resulted in lower margins by carrying the costs of the increased fleet sizes without the incremental revenue. The table below shows the fleet size increase versus utilization rates for the first three months ended March 31, 2007 and 2006 as well as a comparison to the fourth quarter of 2006:

	Q1 2007	Q4 2006	% Change	Q1 2007	Q1 2006	% Change
Fleet Size						
Drill Site rental equipment	**136**	125	9	**136**	108	26
Utilization rates						
Drill Site rental equipment	**31%**	52%	(40)	**31%**	80%	(61)

Maintenance capital expenditures decreased by $1.0 million when compared with the first quarter of 2006. Growth capital expenditures of $5.7 million in the quarter consisted primarily of productivity improvements at Oilfield facilities.

Western's performance will be impacted by road bans in the second quarter but the outlook for the remainder of the year is strong. The impact of the weak drilling market on the Oilfield business unit has been very modest and the Industrial business unit is performing consistent with management's expectations. Newalta has recently placed 13 Drill Site units in the mid-western United States and Texas markets and management will continue to exploit opportunities to improve the utilization of assets by moving additional units into these areas. Drilling rates are expected to increase in the third quarter of 2007 and Western is well positioned to maximize market penetration when demand for Drill Site services strengthens again. Further profitability improvements are expected in Western. The initial impact of combining the previously reported Industrial and Oilfield segments is now complete and anticipated overhead cost savings will materialize throughout the balance of the year.

EASTERN

Eastern was created upon the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada") in January 2006 with operations in Ontario and the subsequent expansion into Québec and Atlantic Canada in the second half of 2006. Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of high quality facilities. This network features an engineered non-hazardous solid waste landfill that handles approximately 600,000 tonnes of waste per year and based on current volumes has an estimated remaining life of 13 years at March 31, 2007. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite processing; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive sectors. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste ("LDR"), scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has diversified Newalta's services and reduced exposure to commodity prices and drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In the first quarter, Eastern accounted for approximately 29% of Newalta's total assets, generated 24% of Newalta's total revenue and 10% of Newalta's combined net margin compared with 28%, 15% and 5% respectively, in the same period in 2006.

The performance of Eastern in the first quarter was substantially ahead of the same period in 2006 with revenue up 82% and net margin up 53%. The increase in Eastern's year-over-year revenue and net margin was attributable to the contributions of the acquisitions completed in Québec and Atlantic Canada in the second half of 2006. Compared to the fourth quarter of 2006 revenue and net margin were down consistent with the normal seasonality of the business. The table below compares the first quarter of 2007 results to the first and last quarters of 2006:

($000s)	Q1 2007	Q4 2006	% Change	Q1 2007	Q1 2006[1]	% Change
Revenue – external	**28,608**	31,812	(10)	**28,608**	15,742	82
Revenue – internal	**-**	69	(100)	**-**	-	-
Operating costs	**22,327**	22,903	(3)	**22,327**	11,755	90
Amortization and accretion	**3,447**	3,598	(4)	**3,447**	2,131	62
Net margin – continuing operations	**2,834**	5,380	(47)	**2,834**	1,856	53
Net margin as % of revenue	**10%**	17%	(41)	**10%**	12%	(17)
Net margin – discontinued operations	**-**	(172)	100	**-**	317	n/a
Maintenance capital	**198**	1,126	(82)	**198**	261	(24)
Growth capital	**5,193**	12,544	(59)	**5,193**	1,068	386

(1) These amounts have been restated when compared to the first quarter 2006 disclosure to reflect on-going operations only. A non-strategic in-plant industrial cleaning service was sold May 31, 2006 and was determined to be a discontinued operation.

The first quarter is the weakest quarter for the Eastern division because weather tends to be a primary factor in performance; therefore, waste volumes and utilization rates do not necessarily reflect the underlying market demand for services. Cold weather restricts onsite work as well as the ability to transport aqueous waste which has a flow through effect to Eastern's facilities which would process that waste; therefore, it is not necessarily indicative of future quarters. In addition, the performance of growth capital initiatives and acquisitions can reduce the predictive value of the historical information in drawing conclusions about future results. Eastern's revenue is derived approximately 60% from the Ontario business unit and 40% from the Québec and Atlantic Canada business unit.

The Ontario business unit is now fully staffed, integrated and is focused on improving its market position through increased volumes, expanded onsite work, new services, geographic expansion and acquisitions. The market demand in the first quarter was impacted by the weakening automotive sector, the CN Rail strike and the fire at the Imperial Oil refinery. Performance in the quarter was consistent with management expectations. Landfill volumes were higher in the first quarter compared to last year. The service centres continued to be hindered by the construction of growth projects which carried over from 2006 and were not completed until the end of the quarter. Performance in Ontario was consistent with the first quarter of last year.

The Québec and Atlantic Canada business unit is primarily focused on staffing and integrating the acquisitions completed in the second half of 2006. Newalta has recruited top calibre talent to complement the core management group already in place. Considerable progress has been made and management remains confident in the strong performance of this business unit in 2007 and beyond. The 2007 capital program has been finalized and engineering is underway on the projects to drive growth in 2008.

The outlook for the year for Eastern remains very positive. Management's priorities for Ontario are capturing growth through market penetration and improving returns through pricing improvements at all facilities as well as the timely execution of capital projects for internal growth. Subsequent to the quarter, Eastern completed two acquisitions for a combined purchase price of $11.0 million. These acquisitions are expected to strengthen our market position primarily in Québec with the addition of four centrifuges servicing the Québec refinery and petrochemical market, a fleet of eight vac trucks and pressure washers, household hazardous waste management, small industrial waste services and soil treatment as well as enhancing our mobile onsite treatment capabilities.

CORPORATE AND OTHER

($000s)	Q1 2007	Q1 2006	% Change
Selling, general and administrative expenses	**12,519**	9,614	30
as a % of revenue	**10.6%**	9.4%	13
Amortization and accretion[1]	**9,833**	7,582	30
as a % of revenue	**8.3%**	7.4%	12
Interest expense	**2,306**	2,858	(19)
Average debt level	**136,635**	167,383	(18)
Effective interest rate	**6.8%**	6.8%	-

(1) These amounts have been restated when compared to the first quarter disclosure in 2006 to reflect on-going operations only. A non-strategic in-plant industrial cleaning service was sold May 31, 2006 and was determined to be a discontinued operation.

The increase in selling, general and administrative ("SG&A") expenses was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A expenses associated with the acquisitions completed over the past year. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue for the year. Expenses are on track to meet this objective.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures.

The decrease in interest expense was mainly the result of lower average debt levels in the first three months of 2007 compared to 2006 offset by higher interest rates. At March 31, 2007, long term debt was $146.1 million compared with $166.3 million at December 31, 2006. The decrease in long term debt was mainly due to the equity financing that was completed in January 2007 pursuant to which the Fund issued 3.0 million trust units at $26.10 per unit for net proceeds of $74.3 million. The proceeds were offset by payments made for capital accrued at December 31, 2006 and paid for in the first quarter of 2007. This is reflected in the increase in Newalta's working capital ratio which was 2.24:1 at March 31, 2007 compared with 1.37:1 at December 31, 2006.

A current tax expense of $0.2 million was recorded in the quarter compared to current income tax expense of $0.4 million in 2006. The lower expense is due to the elimination of Federal Large Corporation Taxes effective January 1, 2006 but which was not substantively enacted until the second quarter of 2006. Current tax expense in 2006 was related to Large Corporation Taxes and provincial capital taxes. Based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes until 2008 at the earliest, with the exception of provincial capital taxes. Future income tax expense year-to-date decreased by $3.4 million to $0.5 million compared to an expense of $3.9 million in 2006. The decrease was attributable to the reduction in substantively enacted future provincial and federal income tax rates and further impacted by lower income during the year.

On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and limited partnerships, and will result in less after-tax cash being available for payment to all holders of trust units. As at March 31, 2007, the legislation had not been substantively enacted and therefore, the financial statements have not reflected any potential impact. For further information about the impact on future income taxes please refer to **CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES** in this MD&A.

Management uses operating income as an indicator of the net investment performance of the Fund. For the first quarter of 2007, operating income decreased by 36% to $13.7 million from $21.4 million in the first quarter of last year. For the first quarter of 2007, operating income, as a percentage of revenue, was 12% compared to 21% of the same period in 2006. The decrease was attributable to lower revenue for the Drill Site business unit and changes in the business mix due to acquisitions completed in the second half of 2006 in eastern Canada, with lower net margins but more stable revenue streams than Drill Site related services.

As at May 7, 2007, the Fund had 40,311,304 trust units outstanding and outstanding rights to acquire up to 2,358,800 trust units.

SUMMARY OF QUARTERLY RESULTS

(unaudited)	2007		2006				2005	
($000s except per unit data)	**Q1**	Q4	Q3	Q2	Q1[1]	Q4	Q3	Q2
Revenue	**117,837**	122,498	120,297	96,082	102,162	86,663	65,900	47,037
Operating income	**13,665**	16,209	24,846	14,363	21,445	18,862	17,894	8,674
Net earnings	**12,966**	15,356	20,136	22,685	17,388	14,445	14,394	8,344
Continuing Operations	**12,966**	15,528	20,136	21,213	17,175	14,445	14,394	8,344
Discontinued Operations	**-**	(172)	-	1,472	213	-	-	-
Earnings per unit ($)	**0.33**	0.42	0.55	0.62	0.56	0.51	0.52	0.30
Continuing Operations	**0.33**	0.42	0.55	0.58	0.55	0.51	0.52	0.30
Discontinued Operations	**-**	(0.00)	-	0.04	0.01	-	-	-
Diluted earnings per unit ($)	**0.33**	0.41	0.54	0.61	0.54	0.50	0.51	0.30
Continuing Operations	**0.33**	0.41	0.54	0.57	0.54	0.50	0.51	0.30
Discontinued Operations	**-**	(0.00)	-	0.04	0.00	-	-	-
Weighted average units – basic	**39,209**	36,860	36,734	36,381	31,291	28,597	27,716	27,574
Weighted average units – diluted	**39,445**	37,282	37,279	37,000	31,917	29,066	28,190	28,028

1 The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by seasonal variation as described below. However, in the past eight quarters this is difficult to assess due to the aggressive acquisition and internal growth capital program pursued by Newalta during that time. The increases in revenue, operating income and net earnings in Q3 and Q4 of 2005 were driven primarily by growth in the Western division. Two-thirds of the revenue growth in Western was attributable to the Drill Site related acquisitions and the growth in onsite services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from the expansion of Drill Site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Western division as well as the acquisition of PSC Canada forming the new Eastern division. The PSC Canada acquisition has added approximately $20 million in revenue each quarter. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the drilling services market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by a $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Revenue in the third and fourth quarters of 2006 increased as a result of acquisitions completed in Québec and Atlantic Canada in both quarters. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. Fourth quarter saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern divisions is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western's Drill Site services, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that, first quarter revenue is typically 16 to 18% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, the revenue for the third quarter is estimated to be between 28% to 32% and, finally, fourth quarter revenue is estimated to be approximately 24% to 29% of annual revenue.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2007, maintenance capital expenditures are expected to be incurred at approximately 3% in the first quarter, 27% in the second quarter, 40% in the third quarter and 30% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which an asset can be converted into cash. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

The Fund's net working capital was $81.0 million at March 31, 2007 compared with $36.1 million at December 31, 2006 and $38.6 million at March 31, 2006. At current activity levels, working capital of $81.0 is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. A measure used by the Fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at March 31, 2007 reflected that Newalta has sufficient assets to cover its current liabilities by 2.24 times (at December 31, 2006 and March 31, 2005 the ratio was 1.37 times and 1.6 times respectively). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of trust units from treasury. Newalta's primary uses of funds are operational and administrative expenses, maintenance and growth capital spending, distributions and acquisitions.

The following table reflects that the Fund uses funds from operations to source financing for its maintenance capital and asset retirement expenditures. The residual of this is considered by management to be the amount of cash available for growth and distributions.

($000s)	Q1 2007	Q1 2006
Cash from (used in) operations	(5,271)	28,588
Add back (deduct):		
Increase (decrease) in working capital	27,572	399
Asset retirement costs incurred	198	202
Funds from operations (A)	22,499	29,189
Maintenance capital	(731)	(1,844)
Asset retirement costs incurred	(198)	(202)
Proceeds on sale of capital assets	61	62
Cash available for growth and distributions (B)	21,631	27,205
Cash distributed (C)	(18,724)	(11,343)
Excess cash	2,907	15,862
(C) / (A) =	83%	39%
(C) / (B) =	87%	42%

On a per unit basis Newalta declared distributions of $0.185 to unitholders from January through April 2007 ($0.165 in 2006) or $2.22 annually. The Board of Trustees' policy is to maintain distributions at current levels.

The ratio of cash distributed as a percentage of cash available for growth and distributions in the first quarter was 87% compared with 42% in the same period last year. The reason for the increase in this ratio is due to the increase in monthly distributions ($0.185 per unit per month in 2006 compared to $0.165 per unit per month in 2005), the 7.0 million trust units issued as a result of the March 2006 equity financing and the 3.0 million trust units issued in January 2007. Maintenance capital expenditures in the first quarter of 2007 were $0.7 million compared to $1.8 million last year and are expected to remain on target at $28.0 million in total for 2007.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

	Three months ended March 31,		Year Ended December 31		
($000s)	2007	2006	2006	2005	2004
Cash flow generated from (used in) operating activities	(5,271)	28,588	111,963	71,732	49,718
Distributions declared	(22,249)	(15,576)	(75,923)	(49,602)	(39,659)
Cash (shortfall) excess	(27,520)	13,012	36,040	22,130	10,059
Net earnings	12,966	17,388	75,565	46,978	36,205

Distributions declared	(22,249)	(15,576)	(75,923)	(49,602)	(39,659)
Net earnings (shortfall) excess	(9,283)	1,812	(358)	(2,624)	(3,454)

Cash flow generated from operating activities for the three months ended March 31, 2007 were significantly reduced entirely by an increase in the net working capital at March 31, 2007 compared to December 31, 2006. The payment of accounts payable accrued at year end as well as slower turnover of some receivables for longer term reclamation and abandonment projects impacted the timing of this change in working capital. Cash from operating activities does not include financing of operations from $2.9 million in distributions declared which were reinvested through the DRIP program, nor does it include the funds raised through an equity financing completed at the end of January pursuant to which the Fund issued 3.0 million trust units for $74.3 million. Excluding the net repayment of working capital the net cash excess for 2006 and the proceeds from the DRIP, would have been $2.9 million. When compared to the same period last year, the adjusted cash excess has decreased by $13.0 million. The first quarter of 2006 saw record crude oil and natural gas pricing and therefore was a very successful quarter. In addition, the Fund, issued 7.0 million trust units in March of 2006 and did not increase distributions to unitholders until May of 2006 which would have resulted in lower excess cash had they been in effect throughout the first quarter of 2006. As previously discussed, the first quarter is generally a weaker quarter for Eastern, and Western was subject to decreased demand for its Drill Site services as its customers reduced their drilling programs in the first quarter of 2007. The decrease in net earnings year-over-year contributed to $4.4 million of the $11.1 million increase in the shortfall of net earnings to declared distributions. Increased distributions contributed to the balance. For a discussion of the annual trends please refer to page 14 of the Fund's Managements' Discussion and Analysis for the year ended December 31, 2006.

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	Q1 2007	Q1 2006
Growth capital	14,130	11,995
Acquisitions	-	120,405
Total growth capital and acquisitions	14,130	132,400
Maintenance capital	731	1,844
Total acquisitions and capital expenditures	14,861	134,244

Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional centrifuges and investments in information technology and infrastructure. A total of $120.0 million in growth capital investments is budgeted for 2007. The 2007 growth capital program includes $26.0 million in corporate investments that primarily relate to leasehold improvements for the new corporate head office is expected to be completed in the fourth quarter of 2007, as well as information technology system improvements and extending the new information system to the Eastern division. The remaining $94.0 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western and Eastern. Growth expenditures will be funded from retained cash and the credit facility of the Corporation.

Newalta's credit facility agreement was extended to June 29, 2007 pursuant to the annual review completed as of June 30, 2006. The amended credit facility includes a $35.0 million operating facility for working capital requirements and a $245.0 million extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2008 on the operating facility and August 2008 on the extendible term facility.

As at March 31, 2007, the Fund had drawn $146.1 on its credit facilities compared to $166.3 million outstanding at December 31, 2007, a decrease of $20.2 million. The reason for the decrease was due to an equity financing for the issuance of 3.0 million trust units for net proceeds of $74.3 million that was completed on January 26, 2007. This was offset by the net increase working capital to $81.0 million compared with $36.1 million at December 31, 2007 as well as capital additions during the period.

Newalta is required to post either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be cashed unless Newalta were to default on its obligation to restore the lands to a condition acceptable by these authorities. At March 31, 2007, letters of credit and bonds provided as financial security to third parties totalled $52.1 million. Of this amount $40.0 million is committed on the Corporation's credit facility which provides for $55.0 million in letters of credit. Bonds are not required to be offset against the borrowing amount available under the credit facility.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the financial ratio covenants under the credit facility as reflected in the table below:

Ratio	March 31, 2007	Threshold
Current Ratio(1)	2.24:1	1.20:1 minimum
Funded Debt to EBITDA(2)	1.27:1	2.25:1 maximum
Total Debt Service Coverage Ratio(3)	1.95:1	1.00:1 minimum

(1)Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long term debt and capital leases outstanding, if any).

(2)Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3)Total Debt Service Coverage Ratio means, on a consolidated basis for the six most recently completed quarters, the ratio of (i) EBITDA minus capital expenditures which exceed the net proceeds of trust units issued for the period, distributions paid to unitholders of the Fund and cash taxes paid to (ii) the aggregate of all scheduled principal payments, all payments required under capital leases and interest expense for such period.

In addition, the Fund is restricted from making distributions if the aggregate of all distributions made in preceding the six fiscal quarters exceeds the Distributable Cash Flow of the Fund for such six quarters. Distributable Cash Flow is defined by the credit facility agreement as net income plus future income taxes plus amortization and accretion less all debt service (other than debt service deducted in calculating net income for the period) and all unfunded capital expenditures for the period. Debt service is defined as all amounts required to be paid during the period in respect of debt, including without limitation, repayments of principal, interest expense and fees.

During the three months ended March 31, 2007, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three months ended March 31, 2007 was $0.2 million ($0.4 million for the same period in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter ended March 31, 2007 was $0.8 million ($0.5 million for the same period in 2006).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the first three months of 2007 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2006.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management does not see any impairment in the goodwill balance recorded.

FUTURE INCOME TAXES

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes (the "2006 Proposed Changes") to the Tax Act, which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders. The October 31, 2006 announcement was followed by the release of draft legislation by Finance on December 21, 2006. The 2006 Proposed Changes will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to the unitholders.

Assuming that the detailed legislation relating to the 2006 Proposed Changes is released and enacted in accordance with the 2006 Proposed Changes it is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The 2006 Proposed Changes permit "normal growth" for Newalta through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the 2006 Proposed Changes to be effective at a date earlier than January 1, 2011. On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year during the transitional period by an amount equal to the greater of $50 million and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Limit (% of October 31, 2006 Market Capitalization)	Newalta's Market Capitalization ($)	Newalta's Safe Harbour Limit ($)
November 1, 2006 to December 31, 2007	40%	1.218 billion	487.2 million
2008	20%	1.218 billion	243.6 million
2009	20%	1.218 billion	243.6 million
2010	20%	1.218 billion	243.6 million
Total			1.218 billion

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the outstanding debt of the Fund (on a consolidated basis) was approximately $130.9 million.
- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes state that such proposals may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the 2006 Proposed Changes.

AMORTIZATION AND ACCRETION

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Estimates for the first three months of 2007 are consistent with those disclosed in the Management Discussion and Analysis for the year ended December 31, 2006.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2007

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments Disclosures and section 3863, Financial Instruments Presentations which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and section 3865 Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. Section 1530 requires the Fund to present a new statement entitled Comprehensive Income. The new statement is included in the Fund's accompanying interim consolidated financial statements for the three months ended March 31, 2007 and 2006.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter ended March 31, 2007, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	March 31, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	131,524	120,621
Inventories	11,543	9,238
Prepaid expenses and other assets	3,069	3,729
	146,136	133,588
Notes receivable	1,506	1,031
Capital assets	533,520	528,085
Intangibles	49,909	50,062
Goodwill (Notes 3)	90,078	90,078
	821,149	802,844
Liabilities		
Current liabilities		
Accounts payable	57,686	90,650
Distributions payable	7,448	6,834
	65,134	97,484
Long-term debt (Note 5)	146,149	166,271
Future income taxes	73,407	72,910
Asset retirement obligations (Note 10)	18,694	18,484
	303,384	355,149
Unitholders' Equity		
Unitholders' capital (Note 6)	474,157	394,601
Contributed surplus	1,023	1,226
Retained earnings	42,585	51,868
	517,765	447,695
	821,149	802,844

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME AND RETAINED EARNINGS

	For the Three Months Ended March 31	
($000s except per unit data) (unaudited)	2007	2006 (restated Notes 4, 13)
Revenue	117,837	102,162
Expenses		
Operating	79,514	60,663
Selling, general and administrative	12,519	9,614
Interest	2,306	2,858
Amortization and accretion	9,833	7,582
	104,172	80,717
	13,665	21,445
Provision for income taxes		
Current	202	366
Future	497	3,904
	699	4,270
Net earnings from continuing operations	12,966	17,175
Earnings from discontinued operations (Note 4)	-	213
Net earnings and other comprehensive income	12,966	17,388
Retained earnings, beginning of period	51,868	52,226
Distributions (Note 9)	(22,249)	(15,576)
Retained earnings, end of period	42,585	54,038
Earnings per unit from continuing operations (Note 8)	0.33	0.55
Earnings per unit from discontinued operations (Note 8)	-	0.01
Earnings per unit	0.33	0.56
Diluted earnings per unit from continuing operations (Note 8)	0.33	0.54
Diluted earnings per unit from discontinued operations (Note 8)	-	0.00
Diluted earnings per unit	0.33	0.54

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s except per unit data) (unaudited)	2007	For the Three Months Ended March 31 2006 (restated Notes 4,13)
Net inflow (outflow) of cash related to the following activities:		
OPERATING ACTIVITIES		
Net earnings from continuing operations	12,966	17,175
Items not requiring cash:		
Amortization and accretion	9,833	7,582
Future income taxes	497	3,904
Other	(797)	201
Funds from continuing operations	22,499	28,862
Funds from discontinued operations (Note 4)	-	327
Increase in non-cash working capital	(27,572)	(399)
Asset retirement costs incurred	(198)	(202)
	(5,271)	28,588
INVESTING ACTIVITIES		
Additions to capital assets	(32,369)	(16,392)
Net proceeds on sale of capital assets	61	62
Acquisitions (Note 3)	-	(113,230)
	(32,308)	(129,560)
FINANCING ACTIVITIES		
Issuance of units	76,376	185,903
Decrease in debt	(20,122)	(73,652)
Decrease in notes receivable	49	64
Distributions to unitholders	(18,724)	(11,343)
	37,579	100,972
Net cash inflow	-	-
Cash – beginning of period	-	-
Cash - end of period	-	-
Supplementary information:		
Interest paid	2,216	2,464
Income taxes paid	290	3,897

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2006 as contained in the Annual Report for fiscal 2006.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2006 except as noted in the following paragraphs.

Accounting Changes

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments disclosure and section 3863, Financial Instruments Presentations which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Financial instruments

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and section 3865, Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners' sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories and measured as follows:

Category	Measurement
Held-for-trading[1]	Fair value and changes in fair value are recognized in net income[2]
Held-to-maturity investments	Amortized cost
Loans and receivables	Amortized cost
Available-for-sale financial assets	Fair value and changes in fair value are recorded in other comprehensive income until the instrument is derecognized or impaired
Other financial liabilities	Amortized cost

[1]includes derivative and embedded derivative instruments

[2]unless the instruments qualify for the normal sale/normal purchase exemption or if cash flow hedge accounting is used in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Fund has classified its cash and cash equivalents as held-for-trading. Accounts receivable and notes receivable are classified as loans and receivables. Long-term debt, accounts payable and distributions payable are classified as other liabilities, all of which are measured at amortized cost. The Fund does not have any derivatives or embedded derivatives to report.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs associated with Other Liabilities have been expensed as incurred. The adoption of these new standards had no impact on the Fund's retained earnings or accumulated other comprehensive income as at January 1, 2007. The carrying values approximate fair values of financial assets and liabilities.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended March 31, 2007 and 2006.

NOTE 2. SEASONALITY OF OPERATIONS

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern divisions is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western's Drill Site services, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and, therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has range from 26% to 35%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that, first quarter revenue is typically approximately 16 to 18% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, the revenue for the third quarter is estimated to be between 28% to 32% and, finally, fourth quarter revenue is estimated to be approximately 24% to 29% of annual revenue.

NOTE 3. ACQUISITIONS

On January 6, 2006 the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 14. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below:

	January 6, 2006
Deferred costs - paid in 2005	7,175
Cash paid in 2006	113,230
Total consideration	120,405
Net working capital	9,164
Capital assets:	
Land	3,643
Plant & equipment	22,337
Landfill	71,187
Intangibles	34,600
Goodwill	15,239
Future income tax	(23,274)
Asset retirement obligations	(12,491)
	120,405

NOTE 4. DISCONTINUED OPERATIONS

On May 31, 2006, the Corporation disposed of an industrial onsite cleaning services operation. This business unit was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable was valued on the balance sheet at its net present value of $748. The note is repayable in equal quarterly instalments of $135 until May 31, 2007 and the balance of the note is due on June 30, 2007 or in equal quarterly instalments of $130 until November 30, 2007 with interest if certain conditions are not met. This business unit was originally acquired in the PSC Canada acquisition. The following table sets forth the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit sold for the three months ended March 31, 2006 that have been reclassified from :

	March 31, 2006
	Three Months Ended
Revenue	3,061
Operating expenses	2,734
	327
Amortization and accretion	10
Future income tax	104
Earnings from discontinued operations	213

NOTE 5. LONG-TERM DEBT

	March 31, 2007	December 31, 2006
Extendible operating term facility	(2,851)	6,271
Extendible term facility	149,000	160,000
	146,149	166,271

Effective June 29, 2006, the Corporation arranged an amendment to its amended and restated credit facility which provided for a $35,000 extendible operating term facility and a $245,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. Both facilities bear interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. Both facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 29, 2007. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

The fund is restricted from declaring distributions and distributing cash if the Corporation is in breach of its covenants. Newalta was not in breach of any of its covenants at March 31, 2007. In addition, the Fund is restricted from making distributions if the aggregate of all distributions made in preceding six fiscal quarters exceeds the Distributable Cash Flow of the Fund for such six quarters. Distributable Cash Flow is defined by the credit facility agreement as net income plus future income taxes plus amortization and accretion less all debt service (other than debt service deducted in calculating net income for the period) and all unfunded capital expenditures for the period. Debt service is defined as all amounts required to be paid during the period in respect of debt, including without limitation, repayments of principal, interest expense and fees.

NOTE 6. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2005	29,055	188,761
Units issued	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Units outstanding as at December 31, 2006	36,942	394,601
Units issued	3,000	74,250
Contributed surplus on rights exercised	-	269
Rights exercised	202	2,126
Units issued under the DRIP	117	2,911
Units outstanding as at March 31, 2007	40,261	474,157

On January 26, 2007, the Fund issued 3,000,000 units through a bought deal equity financing at a price of $26.10 per unit for net proceeds of $74,250 after share issue costs of $4,050.

On March 3, 2006, the Fund issued 7,000,000 units pursuant to a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,718.

NOTE 7. RIGHTS TO ACQUIRE TRUST UNITS

On March 19, 2007 a total of 860,000 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $25.50 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Trust Unit Rights Incentive Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the three months ended March 31, 2007 (nil in 2006).

NOTE 8. EARNINGS PER UNIT

Basic per unit calculations for the three months ended March 31, 2007 and 2006 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three months ended March 31, 2007 was 731,250 (110,000 for the same period in 2006).

	Three Months Ended March 31	
	2007	2006
Weighted average number of units	39,209	31,291
Net additional units if rights exercised	236	626
Diluted weighted average number of units	39,445	31,917

NOTE 9. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended March 31	
	2007	2006
Unitholder distributions declared	22,249	15,576
per unit - $	0.555	0.495
Unitholder distributions – paid in cash	18,724	11,343
Unitholder distributions - value paid in units	2,911	3,057
paid in cash – per unit $	0.481	0.360
issued units – per unit $	0.074	0.135

NOTE 10. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended March 31	
	2007	2006
Asset retirement obligations, beginning of period	18,484	5,468
Additional retirement obligations added through acquisitions	-	12,490
Costs incurred to fulfill obligations	(198)	(202)
Accretion	408	333
Asset retirement obligations, end of period	18,694	18,089

NOTE 11. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period ended March 31, 2007 was $181 ($392 for the same period in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter ended March 31, 2007 was $818 ($452 for the same period in 2006).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 12. COMMITMENTS

Letters of Guarantee and Surety Bonds

At March 31, 2007, the Corporation had issued Letters of Guarantee and Surety Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $39,971 and $12,211 respectively.

NOTE 13. RESTATEMENTS

Discontinued Operations

As described in Note 4, the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit sold on May 31, 2006 have been reclassified to earnings from discontinued operations in the comparative 2006 information from their respective line items as previously reported.

Segmented Information

The Western division's 2006 comparative information in Note 14 has been restated to reflect the organizational change in the Fund's operations. In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western as services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has also merged or eliminated some snior management and sales positions. As such, the 2006 comparative information has been restated to combine the previously reported Oilfield and Industrial reportable segments.

NOTE 14. SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, which was established following the acquisition of PSC Canada in 2006, provides Industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended March 31

2007	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	88,705	28,608	-	524	117,837
Inter segment revenue[1]	-	-	-	-	-
Operating expense	57,187	22,327	-	-	79,514
Amortization and accretion expense	5,133	3,447	-	1,253	9,833
Net margin	26,385	2,834	-	(729)	28,490
Selling, general and administrative	-	-	-	12,519	12,519
Interest expense	-	-	-	2,306	2,306
Operating income	26,385	2,834	-	(15,554)	13,665
Capital expenditures and acquisitions[2]	6,161	5,391	-	3,309	14,861
Goodwill	54,961	35,117	-	-	90,078
Total assets	533,008	237,541	-	50,600	821,149

2006	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	86,420	15,742	-	-	102,162
Inter segment revenue[1]	-	-	-	-	-
Operating expense	48,908	11,755	-	-	60,663
Amortization and accretion expense	5,020	2,131	-	431	7,582
Net margin	32,492	1,856	-	(431)	33,917
Selling, general and administrative	-	-	-	9,614	9,614
Interest expense	-	-	-	2,858	2,858
Operating income – continuing operations	32,492	1,856	-	(12,903)	21,445
Operating income – discontinued operations	-	317	-	-	317
Capital expenditures and acquisitions[2]	9,687	112,229	-	2,823	124,739
Goodwill	35,312	14,898	-	-	50,210
Total assets	430,448	173,648	-	15,100	619,196

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Includes capital asset additions and the purchase price of acquisitions.

[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

File No. 82-34834

NEWALTA

Q1 2007

FIRST QUARTER REPORT

FINANCIAL AND OPERATING HIGHLIGHTS

- In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec and Atlantic Canada. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in these business units increased overlap between the three business units over the last year. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations.

- Newalta's operations continued to perform well in spite of weak demand for services in the drilling market. The performance of the Western division's Oilfield business unit was marginally below last year. The combined results of the Industrial business unit and the Eastern division were consistent with the first quarter of 2006. The Western division's Drill Site business unit performance was down significantly due to reduced drilling activity. Overall, revenue was up 15% and EBITDA(1) decreased $6.9 million or 22% compared to the first quarter of 2006. Cash available for growth and distributions(1) dropped $5.5 million, or 20%. Drilling rates declined dramatically in the fourth quarter of last year and have remained depressed through the first quarter of 2007. The net margin(1) of the Western division increased $0.9 million or 3% in the first quarter of 2007 compared to the fourth quarter of 2006.

- Cash available for growth and distributions in the first quarter increased 3% compared to the fourth quarter of 2006 and cash distributed of $18.7 million was 87% of the funds from operations and 89% of the cash available for growth and distributions. The board of trustees' current policy is to maintain distributions at $0.185 per unit per month.

- Western delivered weaker results compared to Q1 2006 consistent with management's expectations, as continued decreased drilling activity in western Canada reduced demand for Newalta's Drill Site services. In the first quarter, revenue grew from $86.4 million in the first three months of 2006 to $88.7 million in 2007. Net margin decreased 19% to $26.4 million from $32.5 million in the first quarter of 2006 almost entirely due to lower demand for services related to the Drill Site business unit and the impact of its larger fleet size combined with lower utilization rates. First quarter results for Western were stronger than fourth quarter 2006 results as net margin was up approximately 3%. Western's performa
road bans in the second quarter but the outlook for the r
strong.

- Eastern's first quarter revenue and net margin increased 82% to $28.6 million and 53% to $2.8 million, respectively, compared with the same period last year. The improved quarterly performance for the division was attributable to the acquisitions in Québec and Atlantic Canada that were completed in the second half of 2006. Eastern's performance in the second quarter is expected to be strong and the outlook for the remainder of the year is very positive.
- Newalta completed an equity financing on January 26, 2007 through the issuance of 3.0 million trust units at $26.10 per unit for total gross proceeds of $78.3 million ($74.3 million net).
- Maintenance capital expenditures in the quarter were $0.7 million compared to $1.8 million in 2006 and are estimated to remain on budget at $28.0 million for the year. Growth capital expenditures in the quarter were $14.1 million compared to $12.0 million in 2006. Management continues to aggressively execute its growth strategy while remaining prudent in committing Drill Site growth capital. The previously announced growth capital budget of $120.0 million for 2007 remains reasonable based on the current outlook. The weighted average return on capital on a trailing twelve-month basis is 19.5% compared to 27.2% for the comparable period in 2006, and 22.3% for the year ended December 31, 2006. Solid returns on recent acquisitions and growth capital investments continued despite a weakening in demand for commodity-based services and lower drilling activity.
- In the first quarter of 2007, Newalta successfully completed the first stage of implementation of a new electronic information system in the Western division. This two year project, to which many talented individuals at Newalta have contributed time and efforts, over and above their every day responsibilities, The implementation is proceeding on schedule as planned and the next phase of this project is the implementation into our Eastern division this summer.
- Newalta executed three acquisitions subsequent to the quarter:
  - *Western acquired the operating assets of Panaco Fluid Filtration Systems Ltd. for approximately $6.2 million in cash* effective April 1, 2007. Panaco Fluid Filtration Systems and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries, gas plants as well as oil and gas exploration drilling locations. Panaco provides service to western Canada and the United States. This business and its people will complement our current onsite service offering and expand our market coverage.
  - Effective May 1, 2007, Eastern acquired 100% of the operating assets of EcoloSite Inc., based in London, Ontario, for a total purchase price of $2.8 million comprised of $2.1 million in cash and the assumption of $0.7 million in debt. EcoloSite operates from one facility with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.
  - Eastern acquired the operating assets of 3 private entities based in and around Pintendre (south shore of Québec city), Ville de Amqui and Rimouski, Québec for a collective purchase price of $8.2 million in cash effective May 1, 2007. This acquisition adds four centrifuges to the Québec and Atlantic Canada business unit, servicing the Québec refinery and petrochemical market, a fleet of vacuum trucks and pressure washers and the operations of a household waste, small industrial waste generator and soil treatment business. Collectively, these operations add a total of 36 people.
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 1.27:1, working capital of 2.24:1 and unused capacity on the credit facilities, net of outstanding letters of credit, of $93.9 million ($76.9 million including the acquisitions subsequent to quarter end), providing Newalta with the financial resources for continued profitable growth.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data) (unaudited)	Q1 2007	Q4 2006	% Increase (Decrease)	Q1 2007	Q1 2006[2]	% Increase (Decrease)
Revenue	**117,837**	122,498	(4)	**117,837**	102,162	15
Operating income	**13,665**	16,209	(16)	**13,665**	21,445	(36)
Net earnings	**12,966**	15,356	(16)	**12,966**	17,388	(25)
per unit ($), basic	**0.33**	0.42	(21)	**0.33**	0.56	(41)
per unit ($), diluted	**0.33**	0.41	(20)	**0.33**	0.54	(39)
per unit ($) – continuing operations	**0.33**	0.42	(21)	**0.33**	0.55	(40)
per unit ($) – discontinued operations	-	0.00	-	-	0.01	(100)
EBITDA[1]	**25,280**	28,438	(11)	**25,280**	32,212	(22)
Trailing 12 month EBITDA	**115,832**	121,222	(4)	**115,832**	95,029	22
Funds from operations[1]	**22,499**	26,457	(15)	**22,499**	29,189	(23)
per unit ($)	**0.57**	0.72	(21)	**0.57**	0.93	(39)
per unit ($) – continuing operations	**0.57**	0.72	(21)	**0.57**	0.92	(38)
per unit ($) – discontinued operations	-	(0.00)	-	-	0.01	(100)
Maintenance capital expenditures	**731**	4,936	(85)	**731**	1,844	(60)
Cash available for growth and distributions[1]	**21,631**	20,924	3	**21,631**	27,205	(20)
per unit ($)	**0.55**	0.57	(4)	**0.55**	0.87	(37)
per unit ($) – continuing operations	**0.55**	0.57	(4)	**0.55**	0.86	(36)
Distributions declared	**22,249**	20,460	9	**22,249**	15,576	43
per unit – ($)	**0.56**	0.56	-	**0.56**	0.50	12
Cash distributed[1]	**18,724**	18,546	1	**18,724**	11,343	65
Growth and acquisition capital expenditures	**14,130**	83,929	(83)	**14,130**	132,400	(89)
Weighted average units outstanding (000s)	**39,209**	36,860	6	**39,209**	31,291	25
Total units outstanding (000s)	**40,261**	36,942	9	**40,261**	36,184	11
Trading price – high	**28.25**	35.00	(19)	**28.25**	30.05	(6)
Trading price – low	**24.19**	22.71	7	**24.19**	26.25	(8)
Average daily trading volume	**130,232**	126,825	3	**130,232**	102,439	27

(1) These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

(2) Revenue and operating income for 2006 have been restated to reflect the reclassification of discontinued operations which were sold in the second quarter of 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and other comprehensive income and retained earnings and is calculated as follows:

	Three months ended March 31,	
($000s)	**2007**	2006
Net earnings[1]	**12,966**	17,388
Add back (deduct):		
Current income taxes	**202**	366
Future income taxes[1]	**497**	4,008
Interest expense	**2,306**	2,858
Interest revenue	**(524)**	-
Amortization and accretion[1]	**9,833**	7,592
EBITDA	**25,280**	32,212

(1) Includes related amounts from discontinued operations. See note 4 to the consolidated interim financial statements for the three months ended March 31, 2007.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is calculated from the consolidated statements of cash flows and is calculated as follows:

	Three months ended March 31,	
($000s)	**2007**	2006
Cash from (used in) operating activities	**(5,271)**	28,588
Add back (deduct):		
Increase in working capital	**27,572**	399
Asset retirement costs incurred	**198**	202
Funds from operations	**22,499**	29,189

"Cash available for growth and distributions" is used by management to supplement funds from operations as a measure of cash flow and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year. The reconciliation of cash available for growth and distributions is included in the Liquidity and Capital Resources section of the Management's Discussion and Analysis.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is defined as distributions declared during the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Distribution Reinvestment Plan of the Fund (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, funds from operations, cash available for growth and distributions, cash distributed, net margin and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three months ended March 31, 2007, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2006, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three months ended March 31, 2006.

Information for the three months ended March 31, 2007, along with comparative information for 2006, is provided.

This Management's Discussion and Analysis is dated May 7, 2007 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in improved efficiencies as well as reductions to overhead costs. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec and Atlantic Canada. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in the last year increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations.

Reduced drilling activity in western Canada has impacted the performance of Newalta's Drill Site business unit significantly while the other operations continue to deliver strong results. The impact of the weak drilling market on the Oilfield business unit has been very modest and both the Industrial business unit and the Eastern division are performing consistent with management's expectations. Newalta has recently placed 13 Drill Site units in the mid-western United States and Texas markets and management will continue to exploit opportunities to improve the utilization of assets by moving additional units into these areas. The Oilfield business unit continues to deliver strong performance from the processing of wastes generated by ongoing crude oil production and the Fund's growth capital projects are proceeding as planned. The reorganization of the Industrial business unit into the Western division is progressing. Service improvements and cost savings will be realized in the months ahead. The Ontario business unit in the Eastern division is continuing to meet management's expectations and its focus is now on increasing volumes and improving pricing structures at existing facilities coupled with acquisitions to complement the existing network of facilities. The integration of the Québec and Atlantic Canada operations is moving forward as planned. Several talented managers have been added and the team is substantially complete. Results in this business unit are also consistent with the investments made in the second half of 2006.

In December 2006, the Minister of Finance (Canada) released draft legislation which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and would result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, it is not presently anticipated that the Fund would be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management has withdrawn its advance tax ruling request in respect of the previously announced internal reorganization. The investment in growth capital in 2006 has eliminated all estimated cash taxes payable for 2007 and substantially all in 2008. Management continues to review new information as it becomes available and at this time anticipates that it will not consider further reorganization efforts until 2008 at the earliest. As such, the Board of Trustees' current strategy is to maintain distributions at current levels, with any excess cash to be directed to growth capital investments.

Summary of accomplishments completed during the first quarter, including post-quarter acquisitions include:

- Newalta completed an equity financing for $78.3 million through the issuance of 3.0 million trust units.
- Western acquired the operating assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for approximately $6.2 million in cash effective April 1, 2007. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants, as well as oil and gas exploration drilling locations. Panaco provides service to western Canada and the United States. This business and its people will complement our current onsite service offering and expand its market coverage.
- Newalta is pursuing additional strategic acquisitions in eastern Canada to expand its presence in these markets. With experienced management in place, Newalta has completed the following two acquisitions:
    - Eastern acquired the operating assets of 3 private entities based out of Québec for a collective purchase price of $8.2 million in cash effective May 1, 2007. This acquisition adds four centrifuges to the Québec and Atlantic Canada business unit, servicing the Québec refinery and petrochemical market. One of the entities operates a fleet of eight vac trucks and pressure washers and another operates a household waste, small industrial waste generator and soil treatment business. Collectively, these operations added a total 36 people.

- Effective May 1, 2007, Eastern acquired the operating assets of EcoloSite Inc., based in London, Ontario, for a total purchase price of $2.8 million, comprised of $2.1 million in cash and the assumption of $0.7 million in debt. EcoloSite operates from two facilities with 13 people servicing customers across Ontario and the Maritimes, in mobile onsite treatment and the management of industrial and municipal waste.

A total of $286.3 million was invested in growth projects and acquisitions in 2006. In 2007, the Fund has budgeted total growth capital investments of approximately $120.0 million. This represents a total investment of more than $400.0 million over the two-year period. The return on capital on a trailing twelve-month basis is 19.5% compared to 27.2% for the comparable period in 2006, and 22.3% for the year ended December 31, 2006.

Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 1.27:1, working capital of 2.24:1 and unused capacity on the credit facilities, net of outstanding letters of credit, of $93.9 million ($76.9 million including the acquisitions subsequent to quarter end), providing Newalta with the financial resources for continued profitable growth.

RESULTS OF OPERATIONS

First quarter revenue increased $15.7 million, or 15%, to $117.8 million compared to $102.2 million in 2006. The majority of the year-to-date revenue growth relates to acquisitions completed in Québec and Atlantic Canada in the second half of 2006. EBITDA on a trailing twelve month basis increased 22% to $115.8 million in the quarter. Operating expenses, as a percentage of revenue, increased to 67% in the three months ended March 31, 2007, compared to 59% in 2006, which is attributable to the change in business mix from recent acquisitions as well as lower utilization of Drill Site related service equipment. Consistent with the increase in operating costs, funds from operations decreased 23% to $22.5 million during the three months ended March 31, 2007.

Cash available for growth and distributions decreased 20% to $21.6 million, or $0.55 per unit, compared to $27.2 million, or $0.87 per unit, in 2006. The decrease in cash available for growth and distributions was a direct result of the weaker Drill Site performance in the first quarter relative to the record high demand in the first quarter of 2006. Cash available for growth and distributions was up 3% compared to the fourth quarter of 2006. Maintenance capital expenditures are not incurred evenly throughout the year and are dependent on factors which include seasonality and activity levels. Maintenance capital expenditures in the first quarter were $0.7 million compared to $1.8 million last year and are forecast to remain on target at $28.0 million for 2007. For the first three months of 2007, cash distributions increased 65% to $18.7 million, or $0.48 per unit, compared to $11.3 million, or $0.36 per unit, in 2006. Cash distributed as a percentage of cash available for growth and distributions for the first quarter was 87% compared with 42% in the same period of 2006. This increase was attributable to the rise in monthly distributions to $0.185 per unit per month starting in May 2006 compared to $0.165 per unit per month in the first quarter of 2006 and the higher number of units outstanding through equity issued over the past twelve months.

WESTERN

Western operates 50 facilities with over 900 people in British Columbia, Alberta and Saskatchewan and comprises three business units: Oilfield, Drill Site and Industrial. The division is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services to customers. Western accounted for 65% of Newalta's total assets, generated 75% of Newalta's revenue and 90% of Newalta's combined net margin in the first quarter of 2007 compared with 70%, 85% and 95% respectively for the same period in 2006.

Below is a chart of key services provided by each business unit within Western:

Oilfield	Drill Site	Industrial
Waste processing at 31 facilities	Operates 2 facilities	Waste processing at 17 facilities
Crude oil recovery	Pre-drilling assessments	Mobile onsite services
Water recycling	Drilling waste management	Product recovery from wastes
Custom treating	Solids control unit rentals	Sale of recovered products as:
Clean oil terminalling	Cuttings management unit rentals	- base oils
Water disposal	Drilling fluid sales and service	- refinery feedstock
Landfills	Post-drilling remediation	- industrial fuels
Onsite services	Well abandonment	- carrier fluids (e.g. drilling oil)

Western's performance is affected by the state of the economy in western Canada, the amount of waste generated by crude oil producers, drilling activity as well as the strength of the oil and gas, mining, forestry and transportation industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. The Oilfield business unit contributes approximately 50% of Western's total revenue with Drill Site and Industrial each contributing approximately 25%.

Western's overall performance was down significantly compared to the first quarter of last year and improved compared to the fourth quarter of 2006. Drilling activity declined in the last quarter of 2006 and remained weak in the first quarter of 2007. Compared to the fourth quarter of 2006, Western's net margin improved $0.9 million as the modest recovery in the Oilfield and Drill Site business units offset the seasonal decline in the Industrial business unit. The following table compares the Q1 2007 results to Q1 2006 and Q4 2006:

($000s)	**Q1 2007**	Q4 2006	% Change	**Q1 2007**	Q1 2006	% Change
Revenue – external	**88,705**	90,686	(2)	**88,705**	86,420	3
Revenue – internal	**-**	-	-	**-**	-	-
Operating costs	**57,187**	59,457	(4)	**57,187**	48,908	17
Amortization and accretion	**5,133**	5,703	(10)	**5,133**	5,020	2
Net margin	**26,385**	25,526	3	**26,385**	32,492	(19)
Net margin as % of revenue	**30%**	28%	7	**30%**	38%	(21)
Maintenance capital	**491**	3,501	(86)	**491**	1,447	(66)
Growth capital	**5,670**	24,969	(77)	**5,670**	8,238	(31)

The performance of the Industrial business unit in the first quarter of 2007 decreased compared to the same period last year. Compared to the fourth quarter of 2006, activity levels and performance were also down consistent with the normal seasonality of the business where the first quarter is typically the weakest quarter.

The Oilfield business unit results declined year-over-year but increased compared to the fourth quarter of 2006. Waste and disposal revenue comprises the majority of the Oilfield business unit's revenue and approximately 10% relates to the sale of recovered crude oil from waste processing. Revenue from waste processing and disposal in the first quarter of 2007 was consistent with the first quarter of 2006 and ahead of the fourth quarter of 2006. Crude oil volumes recovered were down and prices were up resulting in relatively flat revenue performance compared to the first quarter of 2006. The volume of crude oil recovered for Newalta's account was 85,717 barrels compared to 102,672 barrels in 2006, a decline of 17%. Approximately 18,000 barrels recovered were sold under a storage agreement with a customer resulting in the deferral of $1.0 million of net margin to the third quarter of 2007. Crude oil was sold to Newalta's account at an average price of Cdn $57.96, an 8% increase over the average price in the first quarter of 2006 of Cdn $53.69.

The performance of the Drill Site business unit was down substantially compared to the first quarter of 2006, but improvements were realized compared to the fourth quarter of 2006. In the first quarter of 2006, the Drill Site business unit had 108 centrifuges and cuttings management systems operating at utilization rates of 80%. In the fourth quarter of 2005 and the first half of 2006, investments were made to expand the fleet which grew to 136 units by the first quarter of 2007. Demand declined significantly in the fourth quarter of 2006 and continued to be very soft into the first quarter of 2007 where only 42 units were in operation for a combined utilization rate of only 31%. In summary, the number of units operating declined by 52% and the utilization of available units dropped from 80% to 31%. This resulted in lower margins by carrying the costs of the increased fleet sizes without the incremental revenue. The table below shows the fleet size increase versus utilization rates for the first three months ended March 31, 2007 and 2006 as well as a comparison to the fourth quarter of 2006:

	Q1 2007	Q4 2006	% Change	**Q1 2007**	Q1 2006	% Change
Fleet Size						
Drill Site rental equipment	**136**	125	9	**136**	108	26
Utilization Rates						
Drill Site rental equipment	**31%**	52%	(40)	**31%**	80%	(61)

Maintenance capital expenditures decreased by $1.0 million when compared with the first quarter of 2006. Growth capital expenditures of $5.7 million in the quarter consisted primarily of productivity improvements at Oilfield facilities.

Western's performance will be impacted by road bans in the second quarter but the outlook for the remainder of the year is strong. The impact of the weak drilling market on the Oilfield business unit has been very modest and the Industrial business unit is performing consistent with management's expectations. Newalta has recently placed 13 Drill Site units in the mid-western United States and Texas markets and management will continue to exploit opportunities to improve the utilization of assets by moving additional units into these areas. Drilling rates are expected to increase in the third quarter of 2007 and Western is well positioned to maximize market penetration when demand for Drill Site services strengthens again. Further profitability improvements are expected in Western. The initial impact of combining the previously reported Industrial and Oilfield segments is now complete and anticipated overhead cost savings will materialize throughout the balance of the year.

EASTERN

Eastern was created upon the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada") in January 2006 with operations in Ontario and the subsequent expansion into Québec and Atlantic Canada in the second half of 2006. Eastern provides industrial waste management and other environmental services to markets located in eastern Canada through its integrated network of high quality facilities. This network features an engineered non-hazardous solid waste landfill that handles approximately 600,000 tonnes of waste per year and based on current volumes has an estimated remaining life of 13 years at March 31, 2007. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite processing; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive sectors. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste ("LDR"), scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has diversified Newalta's services and reduced exposure to commodity prices and drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In the first quarter, Eastern accounted for approximately 29% of Newalta's total assets, generated 24% of Newalta's total revenue and 10% of Newalta's combined net margin compared with 28%, 15% and 5% respectively, in the same period in 2006.

The performance of Eastern in the first quarter was substantially ahead of the same period in 2006 with revenue up 82% and net margin up 53%. The increase in Eastern's year-over-year revenue and net margin was attributable to the contributions of the acquisitions completed in Québec and Atlantic Canada in the second half of 2006. Compared to the fourth quarter of 2006 revenue and net margin were down consistent with the normal seasonality of the business. The table below compares the first quarter of 2007 results to the first and last quarters of 2006:

($000s)	**Q1 2007**	Q4 2006	% Change	**Q1 2007**	Q1 2006(1)	% Change
Revenue – external	**28,608**	31,812	(10)	**28,608**	15,742	82
Revenue – internal	**-**	69	(100)	**-**	-	-
Operating costs	**22,327**	22,903	(3)	**22,327**	11,755	90
Amortization and accretion	**3,447**	3,598	(4)	**3,447**	2,131	62
Net margin – continuing operations	**2,834**	5,380	(47)	**2,834**	1,856	53
Net margin as % of revenue	**10%**	17%	(41)	**10%**	12%	(17)
Net margin – discontinued operations	**-**	(172)	100	**-**	317	n/a
Maintenance capital	**198**	1,126	(82)	**198**	261	(24)
Growth capital	**5,193**	12,544	(59)	**5,193**	1,068	386

(1) These amounts have been restated when compared to the first quarter 2006 disclosure to reflect on-going operations only. A non-strategic in-plant industrial cleaning service was sold May 31, 2006 and was determined to be a discontinued operation.

The first quarter is the weakest quarter for the Eastern division because weather tends to be a primary factor in performance; therefore, waste volumes and utilization rates do not necessarily reflect the underlying market demand for services. Cold weather restricts onsite work as well as the ability to transport aqueous waste which has a flow through effect to Eastern's facilities which would process that waste; therefore, it is not necessarily indicative of future quarters. In addition, the performance of growth capital initiatives and acquisitions can reduce the predictive value of the historical information in drawing conclusions about future results. Eastern's revenue is derived approximately 60% from the Ontario business unit and 40% from the Québec and Atlantic Canada business unit.

The Ontario business unit is now fully staffed, integrated and is focused on improving its market position through increased volumes, expanded onsite work, new services, geographic expansion and acquisitions. The market demand in the first quarter was impacted by the weakening automotive sector, the CN Rail strike and the fire at the Imperial Oil refinery. Performance in the quarter was consistent with management expectations. Landfill volumes were higher in the first quarter compared to last year. The service centres continued to be hindered by the construction of growth projects which carried over from 2006 and were not completed until the end of the quarter. Performance in Ontario was consistent with the first quarter of last year.

The Québec and Atlantic Canada business unit is primarily focused on staffing and integrating the acquisitions completed in the second half of 2006. Newalta has recruited top calibre talent to complement the core management group already in place. Considerable progress has been made and management remains confident in the strong performance of this business unit in 2007 and beyond. The 2007 capital program has been finalized and engineering is underway on the projects to drive growth in 2008.

The outlook for the year for Eastern remains very positive. Management's priorities for Ontario are capturing growth through market penetration and improving returns through pricing improvements at all facilities as well as the timely execution of capital projects for internal growth. Subsequent to the quarter, Eastern completed two acquisitions for a combined purchase price of $11.0 million. These acquisitions are expected to strengthen our market position primarily in Québec with the addition of four centrifuges servicing the Québec refinery and petrochemical market, a fleet of eight vac trucks and pressure washers, household hazardous waste management, small industrial waste services and soil treatment as well as enhancing our mobile onsite treatment capabilities.

CORPORATE AND OTHER

($000s)	**Q1 2007**	Q1 2006	% Change
Selling, general and administrative expenses	**12,519**	9,614	30
as a % of revenue	**10.6%**	9.4%	13
Amortization and accretion(1)	**9,833**	7,582	30
as a % of revenue	**8.3%**	7.4%	12
Interest expense	**2,306**	2,858	(19)
Average debt level	**136,635**	167,383	(18)
Effective interest rate	**6.8%**	6.8%	-

(1) These amounts have been restated when compared to the first quarter disclosure in 2006 to reflect on-going operations only. A non-strategic in-plant industrial cleaning service was sold May 31, 2006 and was determined to be a discontinued operation.

The increase in selling, general and administrative ("SG&A") expenses was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A expenses associated with the acquisitions completed over the past year. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue for the year. Expenses are on track to meet this objective.

The increase in amortization was attributable to recent acquisitions and growth capital expenditures.

The decrease in interest expense was mainly the result of lower average debt levels in the first three months of 2007 compared to 2006 offset by higher interest rates. At March 31, 2007, long term debt was $146.1 million compared with $166.3 million at December 31, 2006. The decrease in long term debt was mainly due to the equity financing that was completed in January 2007 pursuant to which the Fund issued 3.0 million trust units at $26.10 per unit for net proceeds of $74.3 million. The proceeds were offset by payments made for capital accrued at December 31, 2006 and paid for in the first quarter of 2007. This is reflected in the increase in Newalta's working capital ratio which was 2.24:1 at March 31, 2007 compared with 1.37:1 at December 31, 2006.

A current tax expense of $0.2 million was recorded in the quarter compared to current income tax expense of $0.4 million in 2006. The lower expense is due to the elimination of Federal Large Corporation Taxes effective January 1, 2006 but which was not substantively enacted until the second quarter of 2006. Current tax expense in 2006 was related to Large Corporation Taxes and provincial capital taxes. Based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes until 2008 at the earliest, with the exception of provincial capital taxes. Future income tax expense year-to-date decreased by $3.4 million to $0.5 million compared to an expense of $3.9 million in 2006. The decrease was attributable to the reduction in substantively enacted future provincial and federal income tax rates and further impacted by lower income during the year.

On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and limited partnerships, and will result in less after-tax cash being available for payment to all holders of trust units. As at March 31, 2007, the legislation had not been substantively enacted and therefore, the financial statements have not reflected any potential impact. For further information about the impact on future income taxes please refer to CRITICAL ACCOUNTING ESTIMATES – FUTURE INCOME TAXES in this MD&A.

Management uses operating income as an indicator of the net investment performance of the Fund. For the first quarter of 2007, operating income decreased by 36% to $13.7 million from $21.4 million in the first quarter of last year. For the first quarter of 2007, operating income, as a percentage of revenue, was 12% compared to 21% of the same period in 2006. The decrease was attributable to lower revenue for the Drill Site business unit and changes in the business mix due to acquisitions completed in the second half of 2006 in eastern Canada, with lower net margins but more stable revenue streams than Drill Site related services.

As at May 7, 2007, the Fund had 40,311,304 trust units outstanding and outstanding rights to acquire up to 2,358,800 trust units.

SUMMARY OF QUARTERLY RESULTS

(unaudited)	**2007**	2006				2005		
($000s except per unit data)	**Q1**	Q4	Q3	Q2	Q1[1]	Q4	Q3	Q2
Revenue	**117,837**	122,498	120,297	96,082	102,162	86,663	65,900	47,037
Operating income	**13,665**	16,209	24,846	14,363	21,445	18,862	17,894	8,674
Net earnings	**12,966**	15,356	20,136	22,685	17,388	14,445	14,394	8,344
Continuing Operations	**12,966**	15,528	20,136	21,213	17,175	14,445	14,394	8,344
Discontinued Operations	-	(172)	-	1,472	213	-	-	-
Earnings per unit ($)	**0.33**	0.42	0.55	0.62	0.56	0.51	0.52	0.30
Continuing Operations	**0.33**	0.42	0.55	0.58	0.55	0.51	0.52	0.30
Discontinued Operations	-	(0.00)	-	0.04	0.01	-	-	-
Diluted earnings per unit ($)	**0.33**	0.41	0.54	0.61	0.54	0.50	0.51	0.30
Continuing Operations	**0.33**	0.41	0.54	0.57	0.54	0.50	0.51	0.30
Discontinued Operations	-	(0.00)	-	0.04	0.00	-	-	-
Weighted average units – basic	**39,209**	36,860	36,734	36,381	31,291	28,597	27,716	27,574
Weighted average units – diluted	**39,445**	37,282	37,279	37,000	31,917	29,066	28,190	28,028

(1) The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by seasonal variation as described below. However, in the past eight quarters this is difficult to assess due to the aggressive acquisition and internal growth capital program pursued by Newalta during that time. The increases in revenue, operating income and net earnings in Q3 and Q4 of 2005 were driven primarily by growth in the Western division. Two-thirds of the revenue growth in Western was attributable to the Drill Site related acquisitions and the growth in onsite services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from the expansion of Drill Site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Western division as well as the acquisition of PSC Canada forming the new Eastern division. The PSC Canada acquisition has added approximately $20 million in revenue each quarter. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the drilling services market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by a $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Revenue in the third and fourth quarters of 2006 increased as a result of acquisitions completed in Québec and Atlantic Canada in both quarters. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. Fourth quarter saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern divisions is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western's Drill Site services, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has ranged from 26% to 35%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that, first quarter revenue is typically 16 to 18% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, the revenue for the third quarter is estimated to be between 28% to 32% and, finally, fourth quarter revenue is estimated to be approximately 24% to 29% of annual revenue.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2007, maintenance capital expenditures are expected to be incurred at approximately 3% in the first quarter, 27% in the second quarter, 40% in the third quarter and 30% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which an asset can be converted into cash. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

The Fund's net working capital was $81.0 million at March 31, 2007 compared with $36.1 million at December 31, 2006 and $38.6 million at March 31, 2006. At current activity levels, working capital of $81.0 is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. A measure used by the Fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at March 31, 2007 reflected that Newalta has sufficient assets to cover its current liabilities by 2.24 times (at December 31, 2006 and March 31, 2005 the ratio was 1.37 times and 1.6 times respectively). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of trust units from treasury. Newalta's primary uses of funds are operational and administrative expenses, maintenance and growth capital spending, distributions and acquisitions.

The following table reflects that the Fund uses funds from operations to source financing for its maintenance capital and asset retirement expenditures. The residual of this is considered by management to be the amount of cash available for growth and distributions.

($000s)	**Q1 2007**	Q1 2006
Cash from (used in) operations	**(5,271)**	28,588
Add back (deduct):		
Increase (decrease) in working capital	**27,572**	399
Asset retirement costs incurred	**198**	202
Funds from operations (A)	**22,499**	29,189
Maintenance capital	**(731)**	(1,844)
Asset retirement costs incurred	**(198)**	(202)
Proceeds on sale of capital assets	**61**	62
Cash available for growth and distributions (B)	**21,631**	27,205
Cash distributed (C)	**(18,724)**	(11,343)
Excess cash	**2,907**	15,862
(C) / (A) =	**83%**	39%
(C) / (B) =	**87%**	42%

On a per unit basis Newalta declared distributions of $0.185 to unitholders from January through April 2007 ($0.165 in 2006) or $2.22 annually. The Board of Trustees' policy is to maintain distributions at current levels.

The ratio of cash distributed as a percentage of cash available for growth and distributions in the first quarter was 87% compared with 42% in the same period last year. The reason for the increase in this ratio is due to the increase in monthly distributions ($0.185 per unit per month in 2006 compared to $0.165 per unit per month in 2005), the 7.0 million trust units issued as a result of the March 2006 equity financing and the 3.0 million trust units issued in January 2007. Maintenance capital expenditures in the first quarter of 2007 were $0.7 million compared to $1.8 million last year and are expected to remain on target at $28.0 million in total for 2007.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

	Three months ended March 31,		Year Ended December 31,		
($000s)	**2007**	2006	2006	2005	2004
Cash flow generated from (used in) operating activities	**(5,271)**	28,588	111,963	71,732	49,718
Distributions declared	**(22,249)**	(15,576)	(75,923)	(49,602)	(39,659)
Cash (shortfall) excess	**(27,520)**	13,012	36,040	22,130	10,059
Net earnings	**12,966**	17,388	75,565	46,978	36,205
Distributions declared	**(22,249)**	(15,576)	(75,923)	(49,602)	(39,659)
Net earnings (shortfall) excess	**(9,283)**	1,812	(358)	(2,624)	(3,454)

Cash flow generated from operating activities for the three months ended March 31, 2007 were significantly reduced entirely by an increase in the net working capital at March 31, 2007 compared to December 31, 2006. The payment of accounts payable accrued at year end as well as slower turnover of some receivables for longer term reclamation and abandonment projects impacted the timing of this change in working capital. Cash from operating activities does not include financing of operations from $2.9 million in distributions declared which were reinvested through the DRIP program, nor does it include the funds raised through an equity financing completed at the end of January pursuant to which the Fund issued 3.0 million trust units for $74.3 million. Excluding the net repayment of working capital the net cash excess for 2006 and the proceeds from the DRIP, would have been $2.9 million. When compared to the same period last year, the adjusted cash excess has decreased by $13.0 million. The first quarter of 2006 saw record crude oil and natural gas pricing and therefore was a very successful quarter. In addition, the Fund, issued 7.0 million trust units in March of 2006 and did not increase distributions to unitholders until May of 2006 which would have resulted in lower excess cash had they been in effect throughout the first quarter of 2006. As previously discussed, the first quarter is generally a weaker quarter for Eastern, and Western was subject to decreased demand for its Drill Site services as its customers reduced their drilling programs in the first quarter of 2007. The decrease in net earnings year-over-year contributed to $4.4 million of the $11.1 million increase in the shortfall of net earnings to declared distributions. Increased distributions contributed to the balance. For a discussion of the annual trends please refer to page 14 of the Fund's Managements' Discussion and Analysis for the year ended December 31, 2006.

Total capital expenditures for the current year and comparative periods are summarized as follows:

($000s)	**Q1 2007**	Q1 2006
Growth capital	**14,130**	11,995
Acquisitions	-	120,405
Total growth capital and acquisitions	**14,130**	132,400
Maintenance capital	**731**	1,844
Total acquisitions and capital expenditures	**14,861**	134,244

Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional centrifuges and investments in information technology and infrastructure. A total of $120.0 million in growth capital investments is budgeted for 2007. The 2007 growth capital program includes $26.0 million in corporate investments that primarily relate to leasehold improvements for the new corporate head office is expected to be completed in the fourth quarter of 2007, as well as information technology system improvements and extending the new information system to the Eastern division. The remaining $94.0 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western and Eastern. Growth expenditures will be funded from retained cash and the credit facility of the Corporation.

Newalta's credit facility agreement was extended to June 29, 2007 pursuant to the annual review completed as of June 30, 2006. The amended credit facility includes a $35.0 million operating facility for working capital requirements and a $245.0 million extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2008 on the operating facility and August 2008 on the extendible term facility.

As at March 31, 2007, the Fund had drawn $146.1 on its credit facilities compared to $166.3 million outstanding at December 31, 2007, a decrease of $20.2 million. The reason for the decrease was due to an equity financing for the issuance of 3.0 million trust units for net proceeds of $74.3 million that was completed on January 26, 2007. This was offset by the net increase working capital to $81.0 million compared with $36.1 million at December 31, 2007 as well as capital additions during the period.

Newalta is required to post either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be cashed unless Newalta were to default on its obligation to restore the lands to a condition acceptable by these authorities. At March 31, 2007, letters of credit and bonds provided as financial security to third parties totalled $52.1 million. Of this amount $40.0 million is committed on the Corporation's credit facility which provides for $55.0 million in letters of credit. Bonds are not required to be offset against the borrowing amount available under the credit facility.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the financial ratio covenants under the credit facility as reflected in the table below:

	March 31, 2007	Threshold
Current Ratio(1)	**2.24:1**	1.20:1 minimum
Funded Debt to EBITDA(2)	**1.27:1**	2.25:1 maximum
Total Debt Service Coverage Ratio(3)	**1.95:1**	1.00:1 minimum

(1) Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) Total Debt Service Coverage Ratio means, on a consolidated basis for the six most recently completed quarters, the ratio of (i) EBITDA minus capital expenditures which exceed the net proceeds of trust units issued for the period, distributions paid to unitholders of the Fund and cash taxes paid to (ii) the aggregate of all scheduled principal payments, all payments required under capital leases and interest expense for such period.

In addition, the Fund is restricted from making distributions if the aggregate of all distributions made in preceding the six fiscal quarters exceeds the Distributable Cash Flow of the Fund for such six quarters. Distributable Cash Flow is defined by the credit facility agreement as net income plus future income taxes plus amortization and accretion less all debt service (other than debt service deducted in calculating net income for the period) and all unfunded capital expenditures for the period. Debt service is defined as all amounts required to be paid during the period in respect of debt, including without limitation, repayments of principal, interest expense and fees.

During the three months ended March 31, 2007, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three months ended March 31, 2007 was $0.2 million ($0.4 million for the same period in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter ended March 31, 2007 was $0.8 million ($0.5 million for the same period in 2006).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There have been no significant changes in the estimates used to prepare the asset retirement obligation in the first three months of 2007 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2006.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management does not see any impairment in the goodwill balance recorded.

FUTURE INCOME TAXES

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On October 31, 2006, the Minister of Finance (Canada) ("Finance") announced proposed changes (the "2006 Proposed Changes") to the Tax Act, which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts such as Newalta and its unitholders. The October 31, 2006 announcement was followed by the release of draft legislation by Finance on December 21, 2006. The 2006 Proposed Changes will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to the unitholders.

Assuming that the detailed legislation relating to the 2006 Proposed Changes is released and enacted in accordance with the 2006 Proposed Changes it is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The 2006 Proposed Changes permit "normal growth" for Newalta through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the 2006 Proposed Changes to be effective at a date earlier than January 1, 2011. On December 15, 2006, Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, a trust will be able to increase its equity capital each year during the transitional period by an amount equal to the greater of $50 million and a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for the intervening years up to 2011 will be as follows:

Time Period	Safe Harbour Limit (% of October 31, 2006 Market Capitalization)	Newalta's Market Capitalization ($)	Newalta's Safe Harbour Limit ($)
November 1, 2006 to December 31, 2007	40%	1.218 billion	487.2 million
2008	20%	1.218 billion	243.6 million
2009	20%	1.218 billion	243.6 million
2010	20%	1.218 billion	243.6 million
Total			1.218 billion

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth. As of October 31, 2006, the outstanding debt of the Fund (on a consolidated basis) was approximately $130.9 million.
- An issuance by a trust of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person or partnership of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation, into that new equity.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the 2006 Proposed Changes state that such proposals may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the 2006 Proposed Changes.

AMORTIZATION AND ACCRETION

Amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Estimates for the first three months of 2007 are consistent with those disclosed in the Management Discussion and Analysis for the year ended December 31, 2006.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2007

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments Disclosures and section 3863, Financial Instruments Presentations which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and section 3865 Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. Section 1530 requires the Fund to present a new statement entitled Comprehensive Income. The new statement is included in the Fund's accompanying interim consolidated financial statements for the three months ended March 31, 2007 and 2006.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments, but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter ended March 31, 2007, the Fund did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, the effectiveness of such controls.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7348.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	**March 31, 2007**	December 31, 2006
Assets		
Current assets		
Accounts receivable	**131,524**	120,621
Inventories	**11,543**	9,238
Prepaid expenses and other assets	**3,069**	3,729
	146,136	133,588
Notes receivable	**1,506**	1,031
Capital assets	**533,520**	528,085
Intangibles	**49,909**	50,062
Goodwill (Notes 3)	**90,078**	90,078
	821,149	802,844
Liabilities		
Current liabilities		
Accounts payable	**57,686**	90,650
Distributions payable	**7,448**	6,834
	65,134	97,484
Long-term debt (Note 5)	**146,149**	166,271
Future income taxes	**73,407**	72,910
Asset retirement obligations (Note 10)	**18,694**	18,484
	303,384	355,149
Unitholders' Equity		
Unitholders' capital (Note 6)	**474,157**	394,601
Contributed surplus	**1,023**	1,226
Retained earnings	**42,585**	51,868
	517,765	447,695
	821,149	802,844

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME AND RETAINED EARNINGS

	For the Three Months Ended March 31	
($000s except per unit data) (unaudited)	**2007**	2006 (restated Notes 4, 13)
Revenue	**117,837**	102,162
Expenses		
Operating	**79,514**	60,663
Selling, general and administrative	**12,519**	9,614
Interest	**2,306**	2,858
Amortization and accretion	**9,833**	7,582
	104,172	80,717
	13,665	21,445
Provision for income taxes		
Current	**202**	366
Future	**497**	3,904
	699	4,270
Net earnings from continuing operations	**12,966**	17,175
Earnings from discontinued operations (Note 4)	**-**	213
Net earnings and other comprehensive income	**12,966**	17,388
Retained earnings, beginning of period	**51,868**	52,226
Distributions (Note 9)	**(22,249)**	(15,576)
Retained earnings, end of period	**42,585**	54,038
Earnings per unit from continuing operations (Note 8)	**0.33**	0.55
Earnings per unit from discontinued operations (Note 8)	**-**	0.01
Earnings per unit	**0.33**	0.56
Diluted earnings per unit from continuing operations (Note 8)	**0.33**	0.54
Diluted earnings per unit from discontinued operations (Note 8)	**-**	0.00
Diluted earnings per unit	**0.33**	0.54

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s except per unit data) (unaudited)	For the Three Months Ended March 31 2007	2006 (restated Notes 4,13)
Net inflow (outflow) of cash related to the following activities:		
OPERATING ACTIVITIES		
Net earnings from continuing operations	**12,966**	17,175
Items not requiring cash:		
Amortization and accretion	**9,833**	7,582
Future income taxes	**497**	3,904
Other	**(797)**	201
Funds from continuing operations	**22,499**	28,862
Funds from discontinued operations (Note 4)	**-**	327
Increase in non-cash working capital	**(27,572)**	(399)
Asset retirement costs incurred	**(198)**	(202)
	(5,271)	28,588
INVESTING ACTIVITIES		
Additions to capital assets	**(32,369)**	(16,392)
Net proceeds on sale of capital assets	**61**	62
Acquisitions (Note 3)	**-**	(113,230)
	(32,308)	(129,560)
FINANCING ACTIVITIES		
Issuance of units	**76,376**	185,903
Decrease in debt	**(20,122)**	(73,652)
Decrease in notes receivable	**49**	64
Distributions to unitholders	**(18,724)**	(11,343)
	37,579	100,972
Net cash inflow	**-**	-
Cash – beginning of period	**-**	-
Cash - end of period	**-**	-
Supplementary information:		
Interest paid	**2,216**	2,464
Income taxes paid	**290**	3,897

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

NOTE 1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Newalta. The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2006 as contained in the Annual Report for fiscal 2006.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2006 except as noted in the following paragraphs.

Accounting Changes

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments disclosure and section 3863, Financial Instruments Presentations which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Financial instruments

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and section 3865, Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners' sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories and measured as follows:

Category	Measurement
Held-for-trading[1]	Fair value and changes in fair value are recognized in net income[2]
Held-to-maturity investments	Amortized cost
Loans and receivables	Amortized cost
Available-for-sale financial assets	Fair value and changes in fair value are recorded in other comprehensive income until the instrument is derecognized or impaired
Other financial liabilities	Amortized cost

(1) Includes derivative and embedded derivative instruments

(2) Unless the instruments qualify for the normal sale/normal purchase exemption or if cash flow hedge accounting is used in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Fund has classified its cash and cash equivalents as held-for-trading. Accounts receivable and notes receivable are classified as loans and receivables. Long-term debt, accounts payable and distributions payable are classified as other liabilities, all of which are measured at amortized cost. The Fund does not have any derivatives or embedded derivatives to report.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs associated with Other Liabilities have been expensed as incurred. The adoption of these new standards had no impact on the Fund's retained earnings or accumulated other comprehensive income as at January 1, 2007. The carrying values approximate fair values of financial assets and liabilities.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended March 31, 2007 and 2006.

NOTE 2. SEASONALITY OF OPERATIONS

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern divisions is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western's Drill Site services, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and, therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, first quarter revenue has ranged from 17% to 25% of annual revenue, second quarter revenue has ranged from 19% to 25%, revenue from the third quarter has ranged from 26% to 30% and finally fourth quarter revenue has range from 26% to 35%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter. Aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information that management obtained for the recent acquisitions, it is estimated that, first quarter revenue is typically approximately 16 to 18% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, revenue for the third quarter is estimated to be between 28% to 32% and, finally, fourth quarter revenue is estimated to be approximately 24% to 29% of annual revenue.

NOTE 3. ACQUISITIONS

On January 6, 2006 the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 14. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below:

	January 6, 2006
Deferred costs - paid in 2005	7,175
Cash paid in 2006	113,230
Total consideration	120,405
Net working capital	9,164
Capital assets:	
Land	3,643
Plant & equipment	22,337
Landfill	71,187
Intangibles	34,600
Goodwill	15,239
Future income tax	(23,274)
Asset retirement obligations	(12,491)
	120,405

NOTE 4. DISCONTINUED OPERATIONS

On May 31, 2006, the Corporation disposed of an industrial onsite cleaning services operation. This business unit was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable was valued on the balance sheet at its net present value of $748. The note is repayable in equal quarterly instalments of $135 until May 31, 2007 and the balance of the note is due on June 30, 2007 or in equal quarterly instalments of $130 until November 30, 2007 with interest if certain conditions are not met. This business unit was originally acquired in the PSC Canada acquisition. The following table sets forth the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit sold for the three months ended March 31, 2006 that have been reclassified from :

	Three Months Ended March 31, 2006
Revenue	3,061
Operating expenses	2,734
	327
Amortization and accretion	10
Future income tax	104
Earnings from discontinued operations	213

NOTE 5. LONG-TERM DEBT

	March 31, 2007	December 31, 2006
Extendible operating term facility	**(2,851)**	6,271
Extendible term facility	**149,000**	160,000
	146,149	166,271

Effective June 29, 2006, the Corporation arranged an amendment to its amended and restated credit facility which provided for a $35,000 extendible operating term facility and a $245,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. Both facilities bear interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. Both facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 29, 2007. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

The fund is restricted from declaring distributions and distributing cash if the Corporation is in breach of its covenants. Newalta was not in breach of any of its covenants at March 31, 2007. In addition, the Fund is restricted from making distributions if the aggregate of all distributions made in preceding six fiscal quarters exceeds the Distributable Cash Flow of the Fund for such six quarters. Distributable Cash Flow is defined by the credit facility agreement as net income plus future income taxes plus amortization and accretion less all debt service (other than debt service deducted in calculating net income for the period) and all unfunded capital expenditures for the period. Debt service is defined as all amounts required to be paid during the period in respect of debt, including without limitation, repayments of principal, interest expense and fees.

NOTE 6. UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2005	**29,055**	**188,761**
Units issued	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Units outstanding as at December 31, 2006	**36,942**	**394,601**
Units issued	3,000	74,250
Contributed surplus on rights exercised	-	269
Rights exercised	202	2,126
Units issued under the DRIP	117	2,911
Units outstanding as at March 31, 2007	**40,261**	**474,157**

On January 26, 2007, the Fund issued 3,000,000 units through a bought deal equity financing at a price of $26.10 per unit for net proceeds of $74,250 after share issue costs of $4,050.

On March 3, 2006, the Fund issued 7,000,000 units pursuant to a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,718.

NOTE 7. RIGHTS TO ACQUIRE TRUST UNITS

On March 19, 2007 a total of 860,000 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $25.50 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Trust Unit Rights Incentive Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the three months ended March 31, 2007 (nil in 2006).

NOTE 8. EARNINGS PER UNIT

Basic per unit calculations for the three months ended March 31, 2007 and 2006 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three months ended March 31, 2007 was 731,250 (110,000 for the same period in 2006).

	Three Months Ended March 31	
	2007	2006
Weighted average number of units	**39,209**	31,291
Net additional units if rights exercised	**236**	626
Diluted weighted average number of units	**39,445**	31,917

NOTE 9. UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended March 31	
	2007	2006
Unitholder distributions declared	**22,249**	15,576
per unit - $	**0.555**	0.495
Unitholder distributions – paid in cash	**18,724**	11,343
Unitholder distributions – value paid in units	**2,911**	3,057
paid in cash – per unit $	**0.481**	0.360
issued units – per unit $	**0.074**	0.135

NOTE 10. RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The reconciliation of estimated and actual expenditures for the period is provided below:

	Three Months Ended March 31	
	2007	2006
Asset retirement obligations, beginning of period	**18,484**	5,468
Additional retirement obligations added through acquisitions	**-**	12,490
Costs incurred to fulfill obligations	**(198)**	(202)
Accretion	**408**	333
Asset retirement obligations, end of period	**18,694**	18,089

NOTE 11. TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period ended March 31, 2007 was $181 ($392 for the same period in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter ended March 31, 2007 was $818 ($452 for the same period in 2006).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NOTE 12. COMMITMENTS

Letters of Guarantee and Surety Bonds

At March 31, 2007, the Corporation had issued Letters of Guarantee and Surety Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $39,971 and $12,211 respectively.

NOTE 13. RESTATEMENTS

Discontinued Operations

As described in Note 4, the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit sold on May 31, 2006 have been reclassified to earnings from discontinued operations in the comparative 2006 information from their respective line items as previously reported.

Segmented Information

The Western division's 2006 comparative information in Note 14 has been restated to reflect the organizational change in the Fund's operations. In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western as services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has also merged or eliminated some snior management and sales positions. As such, the 2006 comparative information has been restated to combine the previously reported Oilfield and Industrial reportable segments.

NOTE 14. SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, which was established following the acquisition of PSC Canada in 2006, provides Industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended March 31, 2007

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	88,705	28,608	-	524	117,837
Inter segment revenue[1]	-	-	-	-	-
Operating expense	57,187	22,327	-	-	79,514
Amortization and accretion expense	5,133	3,447	-	1,253	9,833
Net margin	26,385	2,834	-	(729)	28,490
Selling, general and administrative	-	-	-	12,519	12,519
Interest expense	-	-	-	2,306	2,306
Operating income	26,385	2,834	-	(15,554)	13,665
Capital expenditures and acquisitions[2]	6,161	5,391	-	3,309	14,861
Goodwill	54,961	35,117	-	-	90,078
Total assets	533,008	237,541	-	50,600	821,149

For the Three Months Ended March 31, 2006

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	86,420	15,742	-	-	102,162
Inter segment revenue[1]	-	-	-	-	-
Operating expense	48,908	11,755	-	-	60,663
Amortization and accretion expense	5,020	2,131	-	431	7,582
Net margin	32,492	1,856	-	(431)	33,917
Selling, general and administrative	-	-	-	9,614	9,614
Interest expense	-	-	-	2,858	2,858
Operating income – continuing operations	32,492	1,856	-	(12,903)	21,445
Operating income – discontinued operations	-	317	-	-	317
Capital expenditures and acquisitions[2]	9,687	112,229	-	2,823	124,739
Goodwill	35,312	14,898	-	-	50,210
Total assets	430,448	173,648	-	15,100	619,196

(1) Inter-segment revenue is recorded at market, less the costs of serving external customers.

(2) Includes capital asset additions and the purchase price of acquisitions.

(3) Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

CORPORATE INFORMATION

OFFICERS OF NEWALTA CORPORATION

Alan P. Cadotte
President and Chief Executive Officer

Ronald L. Sifton
Senior Vice President, Finance and
Chief Financial Officer

Terry P. Donaleshen
Vice President, People,
Environment and Safety

Peter A. Dugandzic
Vice President, Western Division

Thomas A. G. Watson
Vice President, Communications

J. Craig Wilkie
Vice President, Business
Development

Took Whiteley 6
Vice President and
General Counsel

1 Audit Committee
2 Compensation Committee
3 Corporate Governance and Nominating Committee
4 Environment, Health and Safety Committee
5 Chairman of the Board
6 Corporate Secretary

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 806-7000
Fax: (403) 806-7348
www.newalta.com

Newalta has recently re-designed and expanded its website to include more detailed information on its operations. For current information and news, visit newalta.com.

Investor Relations
Anne M. MacMicken
Director, Investor Relations
Tel: (403) 806-7019
Fax: (403) 806-7032
amacmicken@newalta.com

Stock Exchange
Toronto Stock Exchange
Symbol: NAL.UN

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel
Bennett Jones LLP
Calgary, Alberta

Bankers
Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

Transfer Agent and Registrar
Valiant Trust Company
Calgary, Alberta

File No. 82-34834

NEWALTA
Suite 1200, 333-11th Avenue SW
Calgary, Alberta, Canada T2R 1L9

TEL 403 806 7000
FAX 403 806 7348

www.newalta.com

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Ronald L. Sifton, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

(signed) *Ronald L. Sifton*
Ronald L. Sifton
Senior Vice President and Chief Financial Officer
of Newalta Corporation, the administrator of
Newalta Income Fund

END